Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

ENERGY TRANSFER LP,

SOLELY FOR PURPOSES OF SECTION 2.1(A), SECTION 2.1(B), SECTION 2.1(C)

AND SECTION 5.21, LE GP, LLC,

PACHYDERM MERGER SUB LLC

and

CRESTWOOD EQUITY PARTNERS LP

Dated as of August 16, 2023

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 16, 2023, is by and among Energy Transfer LP, a Delaware limited partnership (“Parent”), Pachyderm Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”), Crestwood Equity Partners LP, a Delaware limited partnership (the “Partnership”), and, solely for purposes of Section 2.1(a), Section 2.1(b), Section 2.1(c) and Section 5.21, LE GP, LLC, a Delaware limited liability company and the sole general partner of Parent (“Parent GP”).

WITNESSETH:

WHEREAS, the parties intend that the Partnership be merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a direct wholly owned subsidiary of Parent;

WHEREAS, Crestwood Equity GP LLC, a Delaware limited liability company and the sole general partner of the Partnership (the “Partnership GP”), by unanimous vote, has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Partnership and its unitholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (d) resolved to recommend adoption of this Agreement by the unitholders of the Partnership and (e) directed that this Agreement be submitted to the unitholders of the Partnership for adoption;

WHEREAS, the Board of Directors of Parent GP, has (a) determined that it is in the best interests of Parent and the unitholders of Parent, and declared it advisable, for Parent to enter into this Agreement and (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Unit Issuance;

WHEREAS, Parent, as the sole member of Merger Sub, has determined that it is in the best interests of Merger Sub, and declared it advisable, for Merger Sub to enter into this Agreement, and has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and

WHEREAS, Parent, Merger Sub and the Partnership desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Partnership agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”) and the Delaware Limited Liability Company Act (the “Delaware LLC Act”), the Partnership shall be merged with and into Merger Sub, whereupon the separate limited partnership existence of the Partnership shall cease, and Merger Sub shall continue its limited liability company existence under Delaware law as the surviving entity in the Merger (the “Surviving Entity”) and a wholly owned subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 609 Main Street, Houston, Texas 77002, at 10:00 a.m., local time, or remotely by exchange of documents and signatures (or their electronic counterparts) as soon as practicable on the second (2nd) business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Partnership and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, Merger Sub shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the Delaware LP Act and the Delaware LLC Act in order to effect the Merger, and make any other filings or recordings as may be required by Delaware law in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the Delaware LP Act and the Delaware LLC Act (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the Delaware LP Act and the Delaware LLC Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, property, rights, privileges, powers and franchises of any kind of the Partnership and Merger Sub shall vest in the Surviving Entity without further act or deed, and all debts, liabilities, duties and obligations of any kind of the Partnership and Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Entity, all as provided under the Delaware LP Act and the Delaware LLC Act.

Section 1.5 Organizational Documents of the Surviving Entity. At the Effective Time, (a) Merger Sub’s Certificate of Formation as in effect immediately prior to the Effective Time shall remain unchanged and shall be the certificate of formation of the Surviving Entity from and after the Effective Time, until duly amended in accordance with the provisions thereof and applicable Law and (b) Merger Sub’s limited liability company agreement as in effect immediately prior to the Effective Time shall remain unchanged and shall be the limited liability company agreement of the Surviving Entity from and after the Effective Time, until duly amended in accordance with the provisions thereof and applicable Law.

Section 1.6 Directors. At the Effective Time, the persons listed on Section 1.6 of the Parent Disclosure Schedule shall be appointed as the directors of the Partnership GP and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the terms of the limited liability company agreement of the Partnership GP.

Section 1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be appointed as the officers of the Partnership GP and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the terms of the limited liability company agreement of the Partnership GP.

ARTICLE II

CONVERSION OF UNITS; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Partnership Interests. Subject to the terms and provisions of this Agreement, at the Effective Time, and by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Partnership or any holder of securities of Parent, Merger Sub or the Partnership:

(a) Each Partnership Common Unit issued and outstanding immediately prior to the Effective Time (excluding any Excluded Units) shall be converted into and shall thereafter represent the right to receive 2.07 common units representing limited partner interests in Parent having the rights and obligations specified with respect to “Common Units” in the Parent Partnership Agreement (the “Parent Common Units” and such consideration, the “Common Unit Merger Consideration” and such ratio, the “Exchange Ratio”), in each case, subject to the procedures of Section 2.4. Upon the exchange of Partnership Common Units for the Merger Consideration in accordance with this Article II, each person that receives Parent Common Units shall be admitted as a limited partner of Parent and Parent GP hereby consents to such admission.

(b) Each Class A Unit representing limited partner interests in the Partnership (each, a “Partnership Class A Unit”) issued and outstanding immediately prior to the Effective Time shall be converted into and shall thereafter represent the right to receive 1.828 Parent Class B Units (the “Class A Merger Consideration” and, together with the Common Unit Merger Consideration, the “Merger Consideration”), subject to the procedures of Section 2.4. Upon the exchange of Partnership Class A Units for the Class A Merger Consideration in accordance with this Article II, each person that receives Class A Merger Consideration shall be admitted as a limited partner of Parent and Parent GP hereby consents to such admission.

(c) Each preferred unit representing a limited partner interest in the Partnership having the rights and obligations specified with respect to “Preferred Units” in the Existing Partnership Agreement (the “Partnership Preferred Units” and, together with the Partnership Common Units and the Partnership Class A Units, the “Partnership Units”) outstanding immediately prior to the Effective Time shall, at the election of the holder of such Partnership Preferred Unit in accordance with the Existing Partnership Agreement and the procedures set forth in Section 2.1(g), either (i) convert into Partnership Common Units, at the then applicable Conversion Ratio, subject to the payment of any accrued but unpaid distributions prior to Closing, (ii) convert into a security of Parent that has substantially similar terms, including with respect to economics and structural protections, as the Partnership Preferred Units (“Substantially Equivalent Units”) or (iii) be redeemed in exchange for cash or Partnership Common Units, at the sole discretion of the Partnership GP (subject to Section 5.19), at a price of $9.218573 per Partnership Preferred Unit, plus accrued and unpaid distributions to the date of such redemption (any cash payable to the holders of Partnership Preferred Units that have elected the Redemption Election and any Substantially Equivalent Units issuable pursuant to this Section 2.1(c), the “Preferred Consideration”). Each holder of Partnership Common Units issued upon conversion of Partnership Preferred Units pursuant to this Section 2.1(c) shall receive the Merger Consideration in exchange for such Partnership Common Units and shall be admitted as a limited partner of Parent and Parent GP hereby consents to such admission.

(d) The general partner interest in the Partnership issued and outstanding immediately prior to the Effective Time will automatically be cancelled and cease to exist without any conversion thereof and no consideration will be received therefor.

(e) Notwithstanding anything to the contrary in this Agreement, at the Effective Time, all Partnership Units (other than the Partnership Class A Units) owned immediately prior to the Effective Time by the Partnership or its wholly owned Subsidiaries or by Parent or its wholly owned Subsidiaries (collectively, the “Excluded Units”) will automatically be cancelled and cease to exist without any conversion thereof and no consideration will be received therefor.

(f) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Partnership Common Units or outstanding Parent Common Units shall occur as a result of any reclassification, unit split (including a reverse unit split) or combination, exchange or readjustment of units, or any unit distribution with a record date during such period, the Merger Consideration, the Exchange Ratio and any other similarly dependent items shall be equitably adjusted to provide to Parent, Merger Sub and the holders of Partnership Common Units the same economic effect as contemplated by this Agreement prior to such action, and thereafter, all references in this Agreement to the Merger Consideration, the Exchange Ratio and any other similarly dependent items shall be references to the Merger Consideration, the Exchange Ratio and any other similarly dependent items as so adjusted; provided, however, that nothing in this Section 2.1(f) shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

(g) Preferred Election Procedures.

(i) Election. Each person who is a holder of Partnership Preferred Units (or the beneficial owner through appropriate and customary documentation and instructions) on the Election Form Record Date shall have the right to submit an Election Form (an “Election”) specifying (A) the number of Partnership Preferred Units, if any, held by such person that such person desires to convert into Partnership Common Units, at the then applicable Conversion Ratio (a “Common Conversion Election”), (B) the number of Partnership Preferred Units, if any, held by such person that such person desires to have converted into Substantially Equivalent Units (a “Substantially Equivalent Unit Election”) and (C) the number of Partnership Preferred Units, if any, held by such person that such person desires to have redeemed in exchange for cash or Partnership Common Units, at the sole discretion of the Partnership GP, at a price of $9.218573 per Partnership Preferred Unit, plus accrued and unpaid distributions to the date of such redemption (a “Redemption Election”). Holders of record of Partnership Preferred Units who hold such Partnership Preferred Units as nominees, trustees or in other representative capacities may submit a separate Election Form on or before the Election Deadline with respect to each beneficial owner for whom such nominee, trustee or representative holds such Partnership Preferred Units. Parent shall prepare and direct the Exchange Agent to mail an election form (in form and substance reasonably satisfactory to the Partnership) (the “Election Form”), which shall be mailed thirty (30) days prior to the anticipated Closing Date or on such other date as the Partnership and Parent shall mutually agree (the “Mailing Date”) to each holder of record of Partnership Preferred Units as of the close of business on the fifth (5th) business day prior to the Mailing Date (the “Election Form Record Date”). The Election Form shall be used by each holder of Partnership Preferred Units (or the beneficial owner through appropriate and customary documentation and instructions) who wishes to make an Election. The Election Form shall include (1) a form of letter of transmittal (which will (x) specify that, in respect of certificated Partnership Preferred Units, delivery will be effected, and that risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent (including by delivery of the Partnership Preferred Units, book-entry notation, or affidavits of loss in lieu of delivery thereof as provided in Section 2.4(g)) to the Exchange Agent and (y) be in customary form and contain such other provisions as Parent, the Partnership and the Exchange Agent shall reasonably agree upon prior to the Election Form Record Date), and (2) instructions (in customary form and agreed to by Parent and the Partnership prior to the Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Units in exchange for the Preferred Consideration, cash in lieu of any fractional Parent Common Units in accordance with Section 2.4(d) and any distributions in accordance with Section 2.4(c) or Section 2.2. Notwithstanding anything herein to the contrary, any holder of Partnership Preferred Units that makes a Redemption Election and receives cash in connection with such Redemption Election shall be deemed to, and will in the Election Form be required to agree to, treat such redemption and the cash received in connection with such Redemption Election as the sale of a partnership interest consistent with Treasury Regulations Section 1.708-1(c)(4) for all U.S. federal and applicable state and local income tax purposes.

(ii) New Holders. Parent shall direct the Exchange Agent to promptly make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of Partnership Preferred Units between the Election Form Record Date and the Election Deadline, and the Partnership and Parent shall use commercially reasonable efforts to provide the Exchange Agent with all information reasonably necessary for it to perform its duties as specified herein.

(iii) Revocations; Exchange Agent. An Election shall have been properly made only if the Exchange Agent shall have received at its designated office, by the Election Deadline, an Election Form properly completed and signed and accompanied by Certificates (unless such Partnership Preferred Units are Book-Entry Units, in which case the holders shall follow the instructions set forth in the Election Form) to which such Election Form relates, duly endorsed in blank or otherwise in a form acceptable for transfer on the books of the Partnership (or an appropriate affidavit attesting to the loss, theft, misplacement or destruction, as applicable, of such Certificates and a bond of indemnity, in each case in form reasonably acceptable to the Exchange Agent and Parent or by an appropriate guarantee of delivery of such Certificates as set forth in such Election Form; provided, that such Certificates are in fact delivered to the Exchange Agent within five (5) business days after the date of execution of such guarantee of delivery). Any holder of Partnership Preferred Units may (A) change such holder’s Election by written notice received by the Exchange Agent prior to the Election Deadline, accompanied by a properly completed and signed revised Election Form, or (B) revoke such holder’s Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of such holder’s Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Election Forms shall automatically be revoked if the Exchange Agent is notified in writing by the Partnership and Parent that the Merger has been abandoned and that this Agreement has been terminated. If an Election Form is revoked, the Certificate(s) (or guarantees of delivery, as appropriate), if any, for the Partnership Preferred Units to which such Election Form relates shall be promptly returned to the holder of Partnership Preferred Units submitting the same to the Exchange Agent. As used herein, unless otherwise agreed in advance by Parent and the Partnership, the “Election Deadline” means 5:00 p.m., New York City time, on a date prior to the Closing Date that Parent and the Partnership shall agree is as near as practicable to two (2) business days preceding the Closing Date. The Partnership and Parent shall cooperate to issue a joint press release reasonably satisfactory to each of them announcing the Election Deadline not more than fifteen (15) business days before, and at least five (5) business days prior to, the Election Deadline.

(iv) Determination of Exchange Agent Binding. Subject to the provisions of the Exchange Agency Agreement, the determination of the Exchange Agent shall be binding as to whether an Election shall have been properly made or revoked pursuant to this Section 2.1(g) with respect to Partnership Preferred Units and when Elections and revocations were received by it. Subject to the provisions of the Exchange Agency Agreement, if the Exchange Agent determines that any Election was not properly made (including, for the avoidance of doubt, by failure to make any Election) with respect to any Partnership Preferred Units, the holder of such Partnership Preferred Units shall be treated by the Exchange Agent as having made a Substantially Equivalent Unit Election.

Section 2.2 Rights as Unitholders; Unit Transfers. All Partnership Units converted into the right to receive the Merger Consideration or Preferred Consideration pursuant to Section 2.1(a), Section 2.1(b) or Section 2.1(c), as applicable, will cease to be outstanding and will automatically be canceled and will cease to exist when converted as a result of and pursuant to the Merger. At the Effective Time, each holder of a certificate representing Partnership Units (a “Certificate”) and each holder of non-certificated Partnership Units represented in book-entry form (“Book-Entry

Units”) will cease to be a limited partner of the Partnership and cease to have any rights with respect thereto, except the right to receive (a) the Merger Consideration, (b) the Preferred Consideration, (c) any cash to be paid in lieu of any fractional Parent Common Units in accordance with Section 2.4(d), (d) any cash to be paid with respect to any accrued but unpaid distributions on Partnership Preferred Units that are converted in accordance with Section 2.1(c)(i) and (e) any distributions in accordance with Section 2.4(c); provided, however, that the rights of (i) any holder of the Partnership Equity Awards will be as set forth in Section 5.6, and (ii) Parent, the Partnership and their respective Subsidiaries will be as set forth in Section 2.1(e). In addition, subject to Section 2.4(f), holders as of the relevant record date of Partnership Units outstanding immediately prior to the Effective Time will have continued rights to any distribution, without interest, with respect to such Partnership Units with a record date occurring prior to the Effective Time that may have been declared or made by the Partnership with respect to such Partnership Units, or are payable to holders of Partnership Preferred Units as accrued and unpaid distributions, in accordance with the terms of the Existing Partnership Agreement and this Agreement, including the Special Distribution, and which remains unpaid as of the Effective Time (a “Regular Distribution”). Regular Distributions by the Partnership are not part of the Merger Consideration or the Preferred Consideration, and will be paid by Parent on the payment date set therefor to such holders as of the relevant record date of Partnership Units, whether or not they exchange their Partnership Units pursuant to Section 2.4. At the Effective Time, the unit transfer books of the Partnership will be closed immediately and there will be no further registration of transfers on the unit transfer books of the Partnership with respect to Partnership Units. In addition, at the Effective Time, the books and records of the Partnership will be revised to reflect that all limited partners of the Partnership immediately prior to the Effective Time cease to be limited partners of the Partnership pursuant to the terms of this Agreement and that Parent will be admitted as the sole limited partner of the Partnership, and the Partnership will continue without dissolution.

Section 2.3 Merger Sub Interests. At the Effective Time, each limited liability company interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time as the limited liability company interests of the Surviving Entity in the Merger.

Section 2.4 Exchange of Partnership Units.

(a) Exchange Agent. Prior to the Closing Date, Parent shall appoint an exchange agent mutually acceptable to Parent and the Partnership (the “Exchange Agent”) for the purpose of exchanging Partnership Units for Merger Consideration and the Preferred Consideration and, in connection therewith, shall enter into an agreement with the Exchange Agent in a form reasonably acceptable to the Partnership (the “Exchange Agency Agreement”). Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of holders of the Partnership Units (other than the Excluded Units), Parent Common Units and Substantially Equivalent Units (which shall be in non-certificated book-entry form) issuable pursuant to Section 2.1(a), Section 2.1(b) and Section 5.6 and an amount of cash sufficient to effect the delivery of the Merger Consideration and Preferred Consideration, as applicable, to the holders of the Partnership Units (other than the Excluded Units). Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, Parent Common Units and Substantially Equivalent Units issuable and cash required to pay any cash component of the Preferred Consideration or sufficient to make any distributions payments pursuant to Section 2.4(c) or Section 2.4(d). All Parent Common Units, Substantially Equivalent Units and cash deposited with the Exchange Agent from time to time is hereinafter referred to as the “Exchange Fund.”

(b) Exchange Procedures. Promptly after the Effective Time and in any event not later than the fifth (5th) business day following the Effective Time, Parent will cause the Exchange Agent to mail to each record holder of Partnership Units as of the Effective Time (other than the holders of Excluded Units and the holders who have properly completed and submitted, and have not revoked, Election Forms pursuant to Section 2.1(g), which Election Forms shall include a letter of transmittal consistent with this Section 2.4(b)) (i) a letter of transmittal (which will be in customary form and agreed to by Parent and the Partnership prior to the Effective Time and which will specify that, in respect of certificated Partnership Units, delivery will be effected, and that risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent (including by delivery of the Partnership Units, book-entry notation, or affidavits of loss in lieu of delivery thereof as provided in Section 2.4(g))) to the Exchange Agent and (ii) instructions (in customary form and agreed to by Parent and the Partnership prior to the Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Units in exchange for the Merger Consideration, Preferred Consideration, cash in lieu of any fractional Parent Common Units in accordance with Section 2.4(d) and any distributions in accordance with Section 2.4(c) or Section 2.2. Promptly after the Effective Time, upon surrender of Certificates or Book-Entry Units, if any, for cancellation to the Exchange Agent, together with such letters of transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Units) as may be reasonably required pursuant to such instructions, each holder who held Partnership Units immediately prior to the Effective Time (other than the holders of Excluded Units) will be entitled to receive in exchange therefor (subject to withholding tax as specified in Section 2.5) (x) Parent Common Units representing, in the aggregate, the whole number of Parent Common Units that such holder has the right to receive pursuant to Section 2.1(a) (after taking into account all Partnership Units surrendered by such holder and subject to any withholding tax specified in Section 2.5), (y) Substantially Equivalent Units representing, in the aggregate, the whole number of Substantially Equivalent Units that such holder has validly elected to receive pursuant to Section 2.1(c) (after taking into account all Partnership Preferred Units surrendered by such holder and subject to any withholding tax specified in Section 2.5) and (z) a check in an amount equal to the aggregate amount of the cash that such holder has the right to receive with respect to such Partnership Units pursuant to Section 2.2, Section 2.4(c), Section 2.4(d) and Section 2.1(c) in respect of any cash component of the Preferred Consideration. No interest will be paid or accrued on any cash payment in lieu of fractional Parent Common Units, any distributions payable pursuant to Section 2.4(c) or any Regular Distribution. In the event of a transfer of ownership of Partnership Units that is not registered in the transfer records of the Partnership, the Merger Consideration, Preferred Consideration, any cash to be paid in lieu of any fractional Parent Common Units in accordance with Section 2.4(d), any Regular Distribution in accordance with Section 2.2, and any Parent distributions payable pursuant to Section 2.4(c) in respect of such Partnership Units may be paid to a transferee, if the Certificate representing such Partnership Units or evidence of ownership of the Book-Entry Units is presented to the Exchange Agent, and in the case of both certificated and book-entry Partnership Units, accompanied by all documents reasonably required to evidence and effect such transfer, and that the person requesting such exchange will pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger

Consideration or the Preferred Consideration in any name other than that of the record holder of such Partnership Units, or will establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until such required documentation has been delivered and Certificates and Book-Entry Units, if any, have been surrendered, as contemplated by this Section 2.4, each Certificate or Book-Entry Unit will be deemed at any time after the Effective Time to represent only the right to receive upon such delivery and surrender the Merger Consideration or Preferred Consideration, as applicable, payable in respect of Partnership Units, any cash or distributions to which such holder is entitled pursuant to Section 2.4(c) and Section 2.4(d) and (without the necessity of such surrender) Regular Distributions.

(c) Distributions with Respect to Unexchanged Partnership Units. No distributions declared or made with respect to Parent Units with a record date after the Effective Time will be paid to the holder of any unsurrendered Partnership Units and no cash payment in lieu of fractional Parent Common Units will be paid to any such holder, in each case, until such holder has delivered the required documentation and surrendered any such Certificates or Book-Entry Units as contemplated by this Section 2.4. Subject to applicable Law and Section 5.16, following compliance with the requirements of Section 2.4(b), there will be paid to the holder of Parent Units, without interest, (i) promptly after the time of such compliance, and with no effect to the Merger Consideration such holder is entitled to pursuant to Section 2.1(a) (after taking into account all Partnership Units surrendered by such holder) and Section 2.1(b), the Preferred Consideration such holder is entitled to pursuant to Section 2.1(c), the amount of any cash payable in lieu of fractional Parent Common Units to which such holder is entitled pursuant to Section 2.4(d) (which shall be paid by the Exchange Agent as provided therein) and the amount of distributions with a record date after the Effective Time theretofore paid with respect to such Parent Units, and (ii) at the appropriate payment date, the amount of distributions with a record date after the Effective Time but prior to such delivery and surrender of Partnership Units and a payment date subsequent to such delivery and surrender payable with respect to such Parent Units (which shall be paid by Parent).

(d) Fractional Units. No fractional Parent Common Units shall be issued in the Merger, but in lieu thereof each holder of Partnership Common Units otherwise entitled to a fractional Parent Common Unit will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.4(d), a cash payment (without interest and rounded to the nearest cent) in lieu of such fractional Parent Common Unit representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of Parent Common Units equal to the excess of (i) the aggregate number of Parent Common Units to be delivered to the Exchange Agent by Parent pursuant to Section 2.4(a) over (ii) the aggregate number of whole Parent Common Units to be issued to the holders of Partnership Common Units pursuant to Section 2.4(b). No certificates or scrip representing fractional Parent Common Units shall be issued in the Merger. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Partnership Common Units in lieu of any fractional Parent Common Units, the Exchange Agent shall make available such amounts to such holders of Partnership Common Units, without interest, subject to and in accordance with Section 2.4.

(e) No Further Ownership Rights in Partnership Units. The Merger Consideration or Preferred Consideration, as applicable, issued upon conversion of a Partnership Unit in accordance with the terms hereof (including any cash paid pursuant to Section 2.4(d) and any declared distributions to be paid on Parent Units as described in Section 2.4(c)) will be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to such Partnership Unit (other than the right to receive any Regular Distribution in accordance with Section 2.2). If, after the Effective Time, Certificates are presented to the Surviving Entity or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Section 2.4(e).

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Partnership Units for one year after the Effective Time shall be delivered to Parent upon demand, and any holders of Partnership Units who have not theretofore complied with this Section 2.4 shall thereafter look only to Parent for payment of their claim for the Merger Consideration or Preferred Consideration, any cash in lieu of fractional Parent Common Units pursuant to Section 2.4(d) and any distributions pursuant to Section 2.4(c). Any amounts remaining unclaimed by holders of Partnership Units immediately prior to such time as such amounts would otherwise escheat to or become the property of any United States, state of the United States or foreign governmental or regulatory agency, bureau, commission, commissioner, court, body, entity or authority (each, a “Governmental Entity”) will, to the extent permitted by applicable Law, become the property of Parent.

(g) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration or Preferred Consideration, as applicable, and distributions to be paid in respect of the Partnership Units represented by such Certificate as contemplated by this Section 2.4(g).

(h) No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available to holders of Partnership Units with respect to the Merger or the other transactions contemplated by this Agreement.

(i) No Liability. Notwithstanding anything in this Agreement to the contrary, none of the Partnership, Parent, Merger Sub, the Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of Partnership Units for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.5 Withholding. Each of Parent, the Partnership, Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Parent, the Partnership, Merger Sub or the Exchange Agent is required to deduct and withhold under the Internal Revenue Code of 1986, as amended (the “Code”), or any Tax Law, with respect to the making of such payment. To the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made. If any such deduction or withholding is taken in Parent Units, Parent, Merger Sub or the Exchange Agent (as applicable) shall be treated as having sold such Parent Units on behalf of the applicable recipient for an amount of cash equal to the fair market value of such Parent Units at the time of such deemed sale.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP

Except as disclosed in (a) the Partnership SEC Documents (excluding any disclosures set forth in any such Partnership SEC Document under the heading “Risk Factors” or in any section relating to forward-looking statements in each case, other than historical facts set forth therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) the disclosure schedule delivered by the Partnership to Parent immediately prior to the execution of this Agreement (the “Partnership Disclosure Schedule”) each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein (provided that (i) disclosure in any section of such Partnership Disclosure Schedule shall be deemed to be disclosed with respect to any other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure notwithstanding the omission of a reference or a cross reference thereto and (ii) the mere inclusion of an item in such Partnership Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have a Partnership Material Adverse Effect), the Partnership represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of the Partnership and its Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation and has all requisite limited partnership, limited liability company or other applicable corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Partnership Material Adverse Effect. Each of the Partnership and its Subsidiaries is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) As used in this Agreement, a “Partnership Material Adverse Effect” means an event, change, effect, development or occurrence that has had, or is reasonably likely to have, a material adverse effect on the business, financial condition or continuing results of operations of the Partnership and its Subsidiaries, taken as a whole, other than: any event, change, effect, development or occurrence: (i) in or generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, including any changes in supply, demand, currency exchange rate, interest rates, tariff policy, monetary policy or inflation, so long as such event, change, effect, development or occurrence does not disproportionately affect the Partnership and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Partnership and its Subsidiaries operate or (ii) resulting from or arising out of (A) any changes or developments in the industries in which the Partnership or any of its Subsidiaries conducts its business, (B) any changes or developments in prices for oil, natural gas or other commodities or for the Partnership’s raw material inputs and end products, including general market prices and regulatory changes generally affecting the industries in which the Partnership and its Subsidiaries operate, (C) the negotiation, execution, announcement, pendency or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Partnership or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement), (D) any taking of any action required by this Agreement or at the request of Parent or Merger Sub, (E) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (F) any changes in GAAP or accounting standards or interpretations thereof, (G) (1) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, epidemics, pandemics (including SARS CoV-2), or any weather-related or meteorological events or other force majeure event or natural disasters or (2) outbreak or escalation of hostilities or acts of war or terrorism, sabotage, civil disobedience, cyber-attack or any escalation or general worsening of the foregoing, (H) any failure by the Partnership to meet any internal or external projections or forecasts or estimates, milestones or budgets or financial or operating predictions of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Partnership Material Adverse Effect so long as it is not otherwise excluded by this definition) or (I) any changes in the unit price or trading volume of the Partnership Units or in the Partnership’s credit rating (provided that the exception in this clause (I) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Partnership Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to subclauses (A)-(B) and (E)-(G) of this clause (ii), to the extent disproportionately affecting the Partnership and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Partnership and its Subsidiaries operate in which case only the incremental disproportionate, adverse effect relative to other similarly situated companies in the industries in which the Partnership and its Subsidiaries operate may be taken into account in determining whether there has been, or would reasonably likely be, a “Partnership Material Adverse Effect.”

(c) The Partnership has made available to Parent prior to the date of this Agreement a true and complete copy of (i) the Certificate of Limited Partnership of the Partnership (the “Partnership Certificate of Limited Partnership” and, together with the Existing Partnership Agreement, the “Partnership Organizational Documents”); (ii) the Existing Partnership Agreement and (iii) the certificate of incorporation, certificate of limited partnership, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents of each material Subsidiary of the Partnership, in the case of clauses (i) through (iii), as amended through the date hereof.

Section 3.2 Equity Interests.

(a) As of August 14, 2023, the issued and outstanding equity interests of the Partnership consist of (i) 103,355,684 common units representing limited partner interests in the Partnership (the “Partnership Common Units”), (ii) 486,726 Partnership Class A Units, (iii) a non-economic general partner interest and (iv) 71,257,445 Partnership Preferred Units convertible into 7,125,744.5 Partnership Common Units (subject to the provisions of the Existing Partnership Agreement dealing with fractional units). All outstanding equity securities of the Partnership, including any Partnership Common Units issued in respect of any Common Conversion Election, are, and will be once issued, duly authorized, validly issued, fully paid (to the extent required by the Existing Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the Existing Partnership Agreement).

(b) As of August 14, 2023, there were (i) 1,760,625 Partnership Restricted Units that were unvested and outstanding, (ii) 477,198 Partnership Common Units underlying Partnership Performance Units assuming “target” performance (or 954,395 Partnership Common Units assuming “maximum” performance), (iii) 3,689,095 Partnership Common Units reserved for the grant of additional awards under the Partnership LTIPs and (iv) 1,434,723 Partnership Common Units reserved for issuance pursuant to the Partnership’s Employee Unit Purchase Plan (the “EUPP”). Except as set forth in Section 3.2(a) and this Section 3.2(b), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Partnership or any of its Subsidiaries is a party or other equity or equity-based incentive awards or phantom equity (A) obligating the Partnership or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any partnership interests, limited liability company interests or other equity interests of the Partnership or such Subsidiary of the Partnership or securities convertible into or exchangeable for such partnership interests, limited liability company interests or other equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (3) redeem or otherwise acquire any such partnership interests, limited liability company interests or other equity interests, (4) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (5) make any payment to any person the value of which is derived from or calculated based on the value of the Partnership Common Units or Partnership Preferred Units, or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Partnership or its Subsidiaries. Section 3.2(b) of the Partnership Disclosure Schedule sets forth a true and complete list of all outstanding Partnership Equity Awards (the “Partnership Equity Awards Capitalization Table”), including, with respect to each Partnership Equity Award, the name of the holder of the Partnership Equity Award, the date of grant, the plan under which the award was granted, the type of award, the vesting schedule, the number of Partnership Common Units subject to the award (at both target and maximum levels of any performance-based awards), accrued but unpaid distribution equivalents, the extent to which any vesting has occurred and whether (and to what extent) the vesting of the award may be accelerated in any way by the consummation of the transactions contemplated hereby (whether alone or in any combination with any other event, including the termination of employment of any holder thereof). Each grant of a Partnership Equity Award was made in accordance with the terms of the applicable Partnership LTIP and applicable Law. The Partnership shall provide Parent or its representatives with an updated Partnership Equity Awards Capitalization Table no later than five (5) business days prior to the Effective Time.

(c) Neither the Partnership nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the unitholders of the Partnership on any matter.

(d) There are no voting trusts or other agreements or understandings to which the Partnership or any of its Subsidiaries is a party with respect to the voting or registration of the Partnership Units or other equity interests of the Partnership or any of its Subsidiaries.

(e) The Partnership or a Subsidiary of the Partnership owns, directly or indirectly, all of the issued and outstanding partnership interests, limited liability company interests or other equity interests of each Subsidiary of the Partnership, free and clear of any preemptive rights and any liens, claims, mortgages, deeds of trust, encumbrances, covenants, conditions, restrictions, easements, pledges, security interests, equities or charges of any kind (each, a “Lien”) other than Partnership Permitted Liens, and all of such partnership interests, limited liability company interests or other equity interests are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act, Sections 18-607 and 18-804 of the Delaware LLC Act or other similar Laws in any jurisdiction in which such Subsidiary is organized) and free of preemptive rights. Except for partnership interests, limited liability company interests or other equity interests in the Partnership’s Subsidiaries, neither the Partnership nor any of its Subsidiaries owns, directly or indirectly, any partnership interests, limited liability company interests or other equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any partnership interests, limited liability company interests or other equity interest in any person), or has any obligation to acquire any such partnership interests, limited liability company interests or other equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(f) As used in this Agreement, “Partnership Permitted Lien” means (i) any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being contested in good faith and for which adequate accruals or reserves have been established; (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business; (C) arising under conditional sales contracts, tenders, statutory obligations, surety and appeals bonds, government contracts, performance and return of money bonds, equipment leases and similar obligations, in each case so long as each of the aforementioned documents are with third parties entered into in the ordinary course of business; (D) not created by the Partnership or its Subsidiaries that affect the underlying fee interest of a Partnership Leased Real Property; (E) that is disclosed on the most recent consolidated balance sheet of the Partnership included in the Partnership SEC Documents or notes thereto or securing liabilities reflected on such balance sheet; (F) arising under or pursuant to the Partnership

Organizational Documents or the organizational documents of any Subsidiary of the Partnership; (G) created pursuant to the agreements set forth on Section 3.2(f) of the Partnership Disclosure Schedule; (H) which an accurate up-to-date survey would show; (I) resulting from any facts or circumstances relating to Parent or its affiliates; (J) that does not and would not reasonably be expected to materially impair the continued use of Partnership Owned Real Property or Partnership Leased Real Property as currently operated, taken as a whole; or (K) with respect to any Partnership Indebtedness that will be discharged and released in accordance with the Payoff Letter as contemplated by Section 5.17; (ii) grants to others of Rights-of-Way, surface leases, crossing rights and amendments, modifications, and releases of Rights-of-Way, easements and surface leases in the ordinary course of business; (iii) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Partnership or any of its Subsidiaries otherwise has access, between the parties thereto; (iv) with respect to any Partnership Leased Real Property, Liens and other rights reserved by or in favor of any landlord under a Partnership Real Property Lease; or (v) zoning, entitlement, building and other land use regulations imposed by any Governmental Entity having jurisdiction over the Partnership Real Property, and not violated by the current use and operation of the Partnership Real Property.

(g) As used in this Agreement, “Rights-of-Way” means easements, licenses, rights-of-way, permits, servitudes, leasehold estates, instruments creating an interest in real property, and other similar real estate interests.

Section 3.3 Authority; Noncontravention.

(a) The Partnership has the requisite limited partnership authority to enter into this Agreement and, subject to the adoption of this Agreement by holders of a majority of the outstanding Partnership Common Units and Partnership Preferred Units (on an as-converted basis), voting as a single class, entitled to vote thereon (the “Partnership Unitholder Approval”), to consummate the transactions contemplated hereby. The execution and delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by the Board of Directors of the Partnership GP and, except for the Partnership Unitholder Approval, no other limited partnership proceedings on the part of the Partnership are necessary to authorize the consummation of the transactions contemplated hereby. The Partnership Unitholder Approval represents the only vote or consent of the holders of any class or series of the Partnership’s equity securities necessary to approve the transaction contemplated hereby. The Board of Directors of the Partnership GP has unanimously resolved to recommend that the Partnership’s unitholders adopt this Agreement (the “Partnership Recommendation”). The Agreement has been duly and validly executed and delivered by the Partnership and, assuming the Agreement constitutes the legal, valid and binding agreement of the Parent and Merger Sub, the Agreement constitutes the legal, valid and binding agreement of the Partnership and is enforceable against the Partnership in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Equitable Exception”).

(b) Other than in connection with or in compliance with (i) the Delaware LP Act, (ii) the Delaware LLC Act, (iii) the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (iv) the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (v) applicable state securities, takeover and “blue sky” laws, (vi) the filing of the Certificate of Merger with the Delaware Secretary of State, (vii) the rules and regulations of the New York Stock Exchange (the “NYSE”), (viii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (ix) the rules and regulations of the SEC in connection with the filing with the SEC of the Proxy Statement/Prospectus and (x) the approvals set forth in Section 3.3(b) of the Partnership Disclosure Schedule (collectively, the “Partnership Approvals”) and, subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.3, no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Partnership of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement or have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c) The execution and delivery by the Partnership of this Agreement do not, and (assuming the Partnership Unitholder Approval and Partnership Approvals are obtained and all outstanding borrowings under the Partnership Credit Agreement are repaid in full and such agreement is terminated in connection therewith and with the Payoff Letter) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Partnership or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Partnership or any of its Subsidiaries or result in the creation of any Lien other than Partnership Permitted Liens, in each case, upon any of the properties or assets of the Partnership or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the agreement of limited partnership, limited liability company agreement, certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of the Partnership or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.4 Reports and Financial Statements.

(a) The Partnership and each of its Subsidiaries has filed or furnished all forms, documents and reports, schedules, certifications, prospectuses, registration and other statements required to be filed or furnished prior to the date hereof by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2020 (all such documents and reports filed or furnished by the Partnership or any of its Subsidiaries, the “Partnership SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Partnership SEC

Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be and none of the Partnership SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Partnership SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of the Partnership included in the Partnership SEC Documents fairly present in all material respects the consolidated financial position of the Partnership and its consolidated Subsidiaries, as at the respective dates thereof (if amended, as of the date of the last such amendment), and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.5 Internal Controls and Procedures. The Partnership has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Partnership’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Partnership in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Partnership’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Partnership GP’s management has completed an assessment of the effectiveness of the Partnership’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2022, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Partnership has disclosed to the Partnership’s auditors and the audit committee of the Board of Directors of the Partnership GP (a) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Partnership’s ability to report financial information and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Partnership’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.

Section 3.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Partnership’s consolidated balance sheet as of June 30, 2023 (the “Balance Sheet Date”) (including the notes thereto) included in the Partnership SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (d) for liabilities and obligations that have been discharged or paid in full, neither the Partnership nor any Subsidiary of the Partnership has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Partnership and its consolidated Subsidiaries (including the notes thereto), other than those that would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.7 Compliance with Law; Permits.

(a) The Partnership and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign or multinational law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Partnership Material Adverse Effect. Since January 1, 2020, neither the Partnership nor any of its Subsidiaries has received any written notice or other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) The Partnership and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Partnership Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Partnership and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Partnership Permits”), except where the failure to have any of the Partnership Permits or to have filed such tariffs, reports, notices or other documents would not have, individually or in the aggregate, a Partnership Material Adverse Effect. All Partnership Permits are valid and in full force and effect and are not subject to any pending administrative or judicial proceeding that would, if determined in a manner adverse to the Partnership or its Subsidiaries, reasonably be expected to result in the adverse modification, suspension, termination, cancellation or revocation thereof, except where the failure to be in full force and effect or any modification, suspension, termination or cancellation or revocation thereof would not have, individually or in the aggregate, a Partnership Material Adverse Effect. The Partnership and each of its Subsidiaries is in compliance with the terms and requirements of all Partnership Permits, except where the failure to be in compliance would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c) Without limiting the generality of Section 3.7(a), the Partnership, each of its Subsidiaries, and, to the knowledge of the Partnership, each joint interest owner, consultant, agent, or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the U.S. Foreign Corrupt Practices Act (the “FCPA”), and any other U.S. and foreign anti-corruption Laws that are applicable to the Partnership or its Subsidiaries; (ii) has not, to the knowledge of the Partnership, been given written notice by any Governmental Entity of any facts which, if true, would constitute a violation of the FCPA or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the knowledge of the Partnership, is not being (and has not been) investigated by any Governmental Entity except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.8 Environmental Laws and Regulations.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect: (i) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or to the knowledge of the Partnership, threatened against the Partnership or any of its Subsidiaries or any person or entity whose liability the Partnership or any of its Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law, (ii) the Partnership and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2020 have been, in compliance with all Environmental Laws, which compliance includes and has included obtaining, maintaining and complying with all permits, licenses, approvals, or authorizations required pursuant to Environmental Laws, (iii) there has been no release, treatment, storage, disposal or arrangement for the disposal, transportation, handling of, exposure to, or contamination by, any Hazardous Materials, including at any real property currently owned, leased or operated by the Partnership or any Subsidiary of the Partnership or formerly owned, leased or operated by the Partnership or any Subsidiary of the Partnership that has given rise or would reasonably be expected to give rise to the Partnership or any Subsidiaries incurring any remedial obligation or corrective action requirement or other liabilities under applicable Environmental Law, (iv) the Partnership is not party to any order, judgment or decree that imposes any obligations on the Partnership or any of its Subsidiaries under any Environmental Law, and neither the Partnership nor any of its Subsidiaries have received any notice, report, order, directive or other information relating to a violation of, or liability under, Environmental Law, (v) there have been no ruptures or explosions in the Partnership’s Systems resulting in claims for personal injury, loss of life or material property damage, except to the extent such ruptures or explosions have been fully and finally resolved, (vi) to the Partnership’s knowledge, there are no defects, corrosion or other damage to any of the Partnership’s Systems that would reasonably be expected to result in a pipeline integrity failure, and (vii) neither the Partnership nor any of its Subsidiaries have expressly assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to the liability of any other person under Environmental Law. The Partnership and its Subsidiaries have made available to Parent copies of all material environmental reports, audits, assessments prepared in the last three (3) years and all other material environmental, health or safety documents related to current or former properties, facilities or operations of the Partnership or its Subsidiaries.

(b) As used in this Agreement:

(i) “Environmental Law” means any Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource or environmental media), public or worker health and safety (to the extent related to exposure to Hazardous Materials), pollution, or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any Hazardous Materials, in each case as in effect as of or prior to the Closing Date.

(ii) “Hazardous Materials” means any substance, material or waste that is listed, defined, designated, classified, or regulated as hazardous, toxic, radioactive, or dangerous, or as a “pollutant” or “contaminant,” or words of similar meaning under, or for which liability or standards of conduct may be imposed pursuant to, any Environmental Law, including without limitation petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation, polychlorinated biphenyls, or per- and polyfluoroalkyl substances.

(iii) “Systems” means the refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery and equipment that are owned by the Partnership or Parent or any of their Subsidiaries, as applicable and used for the conduct of their respective businesses as presently conducted.

(c) Notwithstanding any other language in this Agreement, this Section 3.8 contains the Partnership’s sole representations with respect to Environmental Laws or Hazardous Materials.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Partnership Disclosure Schedule lists all material Partnership Benefit Plans. With respect to each material Partnership Benefit Plan, the Partnership has made available to Parent or its representatives complete and accurate copies of (i) such Partnership Benefit Plan, including any amendment thereto, (ii) a written description of any such Partnership Benefit Plan if such plan is not set forth in a written document, (iii) each trust, insurance, annuity or other funding contract related thereto (if any), (iv) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto (if any), (v) the most recent Internal Revenue Service determination, opinion or advisory letter (if any), (vi) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any), (vii) the most recent summary plan description provided to participants, including all summaries of material modifications thereto, and (viii) all material correspondence to or from any Governmental Entity received in the last three (3) years with respect to any such Partnership Benefit Plan. For purposes of this Agreement, (A) “Partnership Benefit Plans” means all Benefit Plans sponsored, maintained, contributed to or required to be contributed to by the Partnership or any of its Subsidiaries, or under which the Partnership or any of its Subsidiaries has any liability or obligation (contingent or otherwise), and (B) “ERISA Affiliate” means, with respect to any person, trade or business (whether or not incorporated), any other person, trade or business (whether or not incorporated), that together with such first person, trade or business (whether or not incorporated), is, or was at a relevant time, treated as a single employer or under common control, in either case, under or within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) each Partnership Benefit Plan (and any related trust or other funding vehicle) has been established, maintained, operated, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, (ii) all contributions, reimbursements, distributions and premium payments required to be made under the terms of any Partnership Benefit Plan have been timely made or, if not yet due, have been properly reflected in the Partnership’s financial statements in accordance with GAAP, (iii) each of the Partnership and its Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to Partnership Benefit Plans, (iv) there has been no “prohibited transaction” as such term is defined in Section 4975 of the Code or Section 406 of ERISA or breach of fiduciary duty (as determined under ERISA) with respect to any Partnership Benefit Plan and (v) neither the Partnership nor any of its Subsidiaries has incurred (whether or not assessed) any penalty or Tax under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code and no circumstances exist or events have occurred that could result in the imposition of any such penalties or Taxes. Any Partnership Benefit Plan intended to be qualified under Section 401(a) of the Code has received a current favorable determination letter or equivalent opinion or advisory letter from the Internal Revenue Service, and the Partnership has made available to Parent a copy of the most recent such letter for each such Partnership Benefit Plan and nothing has occurred that could reasonably be expected to adversely affect such qualification.

(c) No Partnership Benefit Plan provides and neither the Partnership nor any of its Subsidiaries maintains, contributes to or is required to contribute to any Benefit Plan which provides for, or otherwise has any current or contingent liability or obligation to provide, retiree, post-employment or post-termination health, medical, life or other welfare benefits to any person, beyond the period required by the continuation coverage requirements of Section 601 et seq. of ERISA or Section 4980B of the Code or similar state Law for which the covered person pays the full premium cost of coverage.

(d) No Partnership Benefit Plan is, and neither the Partnership nor its Subsidiaries sponsors, maintains, contributes to or is required to contribute to, or has any current or contingent liability or obligation (including on behalf of or in respect of an ERISA Affiliate) with respect to, (i) any “defined benefit plan” (as defined in Section 3(35) of ERISA) or any plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or (ii) or a “multiemployer plan” (as defined in Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)).

(e) None of the Partnership Benefit Plans is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a “multiple employer plan” (as defined in Section 413(c) of the Code).

(f) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any current or former employee, consultant, officer or other individual service provider of the Partnership or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due any such employee, consultant, officer or other individual service provider, (iii) trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, or (iv) trigger any other material obligation, benefit (including loan forgiveness), requirement or restriction pursuant to any Partnership Benefit Plan.

(g) No amount or benefit that would be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, director or other individual service provider of the Partnership or any Subsidiary of the Partnership who is a “disqualified individual” within the meaning of Section 280G of the Code would reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(h) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, each Partnership Benefit Plan and any award thereunder that constitutes non-qualified deferred compensation under Section 409A of the Code (i) has been operated and documented in all material respects in compliance with Section 409A of the Code. No director, officer, employee or service provider of the Partnership or its affiliates is entitled to a gross-up, make-whole, reimbursement or indemnification payment with respect to taxes imposed under Section 409A or Section 4999 of the Code.

(i) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, each Partnership Benefit Plan that provides benefits or compensation to any employees or other service providers who reside or provide services primarily outside of the United States has been registered, listed, administered, funded and maintained in good standing, as applicable, in accordance with its terms and all applicable Laws.

(j) There are no pending or, to the Partnership’s knowledge, threatened claims, actions, suits, audits, proceedings, investigation, litigations, inquiries or other disputes by or on behalf of any Partnership Benefit Plan, by any employee or beneficiary covered under any Partnership Benefit Plan or otherwise involving or relating to any Partnership Benefit Plan (other than routine claims for benefits).

Section 3.10 Absence of Certain Changes or Events.

(a) From the Balance Sheet Date through the date of this Agreement, the businesses of the Partnership and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) Since the Balance Sheet Date through the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Partnership Material Adverse Effect.

Section 3.11 Investigations; Litigation. Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of the Partnership, threatened) by any Governmental Entity with respect to the Partnership or any of its Subsidiaries, (b) there are no actions, suits, arbitrations, charges, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to the knowledge of the Partnership, threatened) against or affecting the Partnership or any of its Subsidiaries, or any of their respective assets or operations by or before any Governmental Entity and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against or affecting the Partnership or any of its Subsidiaries or any of their respective assets or operations; provided, that to the extent any such representations or warranties in the foregoing clauses (a), (b) and (c) pertain to investigations, reviews, actions, suits, inquiries, proceedings, subpoenas, civil investigative demands, other requests, orders, judgements or decrees that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof.

Section 3.12 Information Supplied. None of the information provided in writing by the Partnership specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Units in the Merger (including any amendments or supplements, the “Form S-4”) will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the proxy statement/prospectus relating to the Partnership Unitholders’ Meeting (the “Proxy Statement/Prospectus”) will, on the date it is first mailed to the Partnership’s unitholders and at the time of the Partnership Unitholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus and the Form S-4 (solely with respect to the portion thereof relating to the Partnership Unitholders’ Meeting, but excluding any portion thereof based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein, with respect to which no representation is made by the Partnership or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Partnership with respect to information or statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not specifically supplied in writing by or on behalf of the Partnership.

Section 3.13 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, none of the Partnership or its Subsidiaries (i) is a natural gas company under the Natural Gas Act, 15 U.S.C. §§ 717-717W, and the regulations promulgated by the Federal Energy Regulatory Commission (“FERC”) thereunder (“NGA”), or a utility, gas service company, gas company, or any similar entity however described under the laws of any state or local jurisdiction and the regulations promulgated thereunder, (ii) is subject to regulation by FERC under the Natural Gas Policy Act of 1978, 15 U.S.C. §§ 3302-3432, and regulations promulgated by the FERC thereunder (“NGPA”) and (iii) is a holding company or a public-utility company as defined in the Public Utility Holding Company Act of 2005, 42 U.S.C. §§ 16451-16453, and the regulations promulgated by the FERC thereunder (“PUHCA”).

(b) Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, all filings (other than immaterial filings) required to be made by the Partnership or any of its Subsidiaries during the three (3) years preceding the date hereof, with the FERC under the NGA, the Interstate Commerce Act implemented by the FERC pursuant to 49 U.S.C. § 60502 and the regulations promulgated by the FERC thereunder (“ICA”), PUHCA, the Department of Energy, the Federal Communications Commission (the “FCC”), or any applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

Section 3.14 Tax Matters. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect:

(a) all Tax Returns that were required to be filed by the Partnership or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions), and all such Tax Returns are complete and accurate;

(b) all Taxes owed by the Partnership or any of its Subsidiaries, or for which the Partnership or any of its Subsidiaries is liable, that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established;

(c) all Tax withholding and deposit requirements imposed on the Partnership or any of its Subsidiaries have been satisfied in full in all respects;

(d) there are no Liens (other than Partnership Permitted Liens) on any of the assets of the Partnership or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax;

(e) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Partnership or any of its Subsidiaries;

(f) there is no written claim against the Partnership or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed or threatened in writing, with respect to any Tax Return of the Partnership or any of its Subsidiaries that has not been fully resolved;

(g) no written claim that has not been fully resolved has ever been made by a Governmental Entity in a jurisdiction where the Partnership or any of its Subsidiaries does not file a Tax Return that the Partnership or such Subsidiary is or may be subject to taxation in that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return;

(h) there is not in force any extension of time (other than customary extensions) with respect to the due date for the filing of any Tax Return of the Partnership or any of its Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of the Partnership or any of its Subsidiaries;

(i) none of the Partnership or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction prior to the Closing, any accounting method change or adjustments under Section 482 of the Code for any taxable period ending before the Closing, any closing agreement with any Governmental Entity filed or made prior to the Closing, any prepaid amount received or deferred revenue amount accrued prior to the Closing or as a result of an intercompany transaction, installment sale or open transaction entered into prior to the Closing;

(j) none of the Partnership or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by the Partnership or any of its Subsidiaries pursuant to any such agreement or any Tax indemnification agreement (other than any such agreement (i) arising in ordinary course commercial arrangements not primarily related to Taxes or (ii) solely among the Partnership and any of its Subsidiaries);

(k) none of the Partnership or any of its Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or non-U.S. law), other than any group of which the Partnership or any of its Subsidiaries is the common parent, or has any liability for the Taxes of any person (other than the Partnership or any of its Subsidiaries), as a transferee or successor, by contract (other than Taxes arising in ordinary course commercial arrangements not primarily related to Taxes) or otherwise;

(l) none of the Partnership or any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two (2) years;

(m) none of the Partnership or any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4;

(n) the Partnership is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation;

(o) each Subsidiary of the Partnership is, and has been since its formation, properly classified as a partnership or disregarded entity for U.S. federal income tax purposes;

(p) the Partnership and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code; and

(q) neither the Partnership nor the Partnership GP is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Merger from properly being treated in accordance with the Intended Tax Treatment for U.S. federal income tax purposes.

Notwithstanding any other language in this Agreement, Section 3.9, this Section 3.14 and Section 3.15(c) contain the Partnership’s sole representations and warranties with respect to Tax matters.

Section 3.15 Employment and Labor Matters

(a) (i) Neither the Partnership nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor union, labor organization or employee association applicable to any employee of the Partnership or any of its Subsidiaries (each such employee, a “Partnership Employee”), (ii) there are no existing or, to the knowledge of the Partnership, threatened strikes or lockouts with respect to any Partnership Employees, (iii) to the knowledge of the Partnership, there is no union organizing effort pending or threatened against the Partnership or any of its Subsidiaries, (iv) there is no unfair labor practice charge, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Partnership, threatened with respect to Partnership Employees and (v) there is no material, concerted slowdown or work stoppage in effect or, to the knowledge of the Partnership, threatened with respect to Partnership Employees.

(b) Except for such matters that would not, individually or in the aggregate, have a Partnership Material Adverse Effect, the Partnership and its Subsidiaries are, and for the past three (3) years have been, in compliance with all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment and wages and hours, immigration, and unfair labor practices. Neither the Partnership nor any of its Subsidiaries has any material liabilities under the Worker Adjustment and Retraining Notification Act of 1998, as amended, or similar Laws (collectively, the “WARN Act”) as a result of any action taken by the Partnership or its Subsidiaries in the past three (3) years (other than at the written direction of Parent or as a result of any of the transactions contemplated hereby).

(c) The Partnership has no material liability for (i) any unpaid wages, salaries, wage premiums, commissions, bonuses, fees, or other compensation to their current or former employees and independent contractors under applicable Law, Contract or company policy; or (ii) any fines, Taxes, interest, or other penalties for any failure to pay or delinquency in paying such compensation.

Section 3.16 Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, either the Partnership or a Subsidiary of the Partnership owns, or is licensed or otherwise possesses valid rights to use, free and clear of Liens other than Partnership Permitted Liens, all trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, trade secrets and other intellectual property rights necessary to their respective businesses as currently conducted (collectively, the “Partnership Intellectual Property”). Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) there are no pending or, to the knowledge of the Partnership, threatened claims by any person alleging infringement, misappropriation or other violation by the Partnership or any of its Subsidiaries of any intellectual property rights of any person, (ii) to the knowledge of the

Partnership, the conduct of the business of the Partnership and its Subsidiaries does not infringe, misappropriate or otherwise violate any intellectual property rights of any person, (iii) neither the Partnership nor any of its Subsidiaries has made any claim of a violation, infringement or misappropriation by others of the Partnership’s or any its Subsidiaries’ rights to or in connection with the owned Partnership Intellectual Property, and (iv) to the knowledge of the Partnership, no person is infringing, misappropriating or otherwise violating any owned Partnership Intellectual Property.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership and its Subsidiaries have implemented (i) commercially reasonable measures, consistent with industry standards, designed to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby); and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices.

(c) As used in this Agreement, “IT Assets” means the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment owned or controlled by the Partnership and its Subsidiaries that are required in connection with the operation of the business of the Partnership and its Subsidiaries.

Section 3.17 Real Property.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) either the Partnership or a Subsidiary of the Partnership has good and valid title to each material real property (and each real property at which material operations of the Partnership or any of its Subsidiaries are conducted) owned by the Partnership or any Subsidiary, other than Partnership Real Property Leases and Rights-of-Way (such owned real property collectively, the “Partnership Owned Real Property”) and (ii) either the Partnership or a Subsidiary of the Partnership has a good and valid leasehold interest in each material lease, sublease and other agreement under which the Partnership or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (or real property at which material operations of the Partnership or any of its Subsidiaries are conducted) (any property subject to such lease, sublease or other agreement, the “Partnership Leased Real Property” and, together with the Partnership Owned Real Property, the “Partnership Real Property” and such leases, subleases and other agreements, the “Partnership Real Property Leases”), in each case, free and clear of all Liens other than any Partnership Permitted Liens, and other than any conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not adversely affect the existing use of the real property subject thereto (as used as of the date of this Agreement) by the owner (or lessee to the extent a leased property) thereof in the operation of its business (“Permitted Encumbrances”). Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (A) each Partnership Real Property Lease is valid, binding and in full force and effect in accordance with its terms, subject to the limitation of such enforcement by (x) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (y) subject to the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”) and (B) no uncured default of a material nature on the part of the Partnership or, if applicable, its Subsidiary or, to the knowledge of the Partnership, the lessor thereunder, exists under any Partnership Real Property Lease and no event has occurred or circumstance exists that, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Partnership Real Property Lease.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Partnership Owned Real Property or the Partnership Leased Real Property that would reasonably be expected to adversely affect the existing use of such Partnership Owned Real Property or Partnership Leased Real Property by the Partnership or its Subsidiaries in the operation of its business thereon, (ii) except for such arrangements solely among the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any Partnership Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Partnership Owned Real Property by the Partnership or its Subsidiaries in the operation of its business thereon, and (iii) neither the Partnership nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of Partnership Owned Real Property or Partnership Leased Real Property that would reasonably be expected to adversely affect the existing use of such Partnership Owned Real Property or Partnership Leased Real Property by the Partnership or its Subsidiaries in the operation of its business thereon.

(c) Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect: (i) each of the Partnership and its Subsidiaries has such Rights-of-Way that are necessary for the Partnership and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and each such Right-of-Way is valid and free and clear of all Liens (other than Partnership Permitted Liens); (ii) the Partnership and its Subsidiaries conduct their businesses in a manner that does not violate any of the Rights-of-Way; (iii) the Partnership and its Subsidiaries have fulfilled and performed all of their obligations with respect to such Rights-of-Way; and (iv) neither the Partnership nor any of its Subsidiaries has received written notice of, and, to the knowledge of the Partnership, there does not exist, the occurrence of any ongoing event or circumstance that allows, or after the giving of notice or the passage of time, or both, would allow the revocation or termination of any Right-of-Way or would result in any impairment of the rights of the Partnership and its Subsidiaries in and to any such Rights-of-Way. Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, all pipelines operated by the Partnership and its Subsidiaries have or are otherwise entitled to the benefits of all Rights-of-Way that are necessary for the Partnership and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and there are no gaps (including any gap arising as a result of any breach by the Partnership or any of its Subsidiaries of the terms of any Rights-of-Way) in such Rights-of-Way that would prevent the Partnership and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated.

Section 3.18 Insurance. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as the Partnership believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, neither the Partnership nor any of its Subsidiaries has received notice of any pending or, to the knowledge of the Partnership, threatened cancellation or premium increase (retroactive or otherwise) with respect to any such insurance policy, in each case other than in the ordinary course of business, and each of its Subsidiaries is in compliance with all conditions contained therein.

Section 3.19 Opinion of Financial Advisor. The Board of Directors of the Partnership GP has received the opinion of Evercore Group LLC to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Partnership Common Units. The Partnership shall, promptly following the execution of this Agreement by all parties, furnish an accurate and complete copy of said opinion to Parent solely for informational purposes.

Section 3.20 Material Contracts.

(a) Except for this Agreement and agreements filed as exhibits to the Partnership SEC Documents, as of the date of this Agreement, neither the Partnership nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) expressly imposes any material restriction on the right or ability of the Partnership and its Subsidiaries, taken as a whole, to compete with any other person or acquire or dispose of the securities of any other person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of the Partnership or any of its Subsidiaries in a material manner;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of the Partnership or any of its Subsidiaries in an amount in excess of $25 million, other than such indebtedness among the Partnership and its wholly owned Subsidiaries;

(iv) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries;

(v) any collective bargaining agreement or other Contract with any labor union, labor organization, or employee association applicable to employees of the Partnership or any of its Subsidiaries;

(vi) any Contract that is a settlement, conciliation or similar agreement pursuant to which the Partnership or any of its Subsidiaries will have any material outstanding obligation after the date of this Agreement;

(vii) any Contract expressly limiting or restricting the ability of the Partnership or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, limited liability company interests or other equity interests, as the case may be;

(viii) any acquisition Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in payments after the date hereof by the Partnership or any of its Subsidiaries in excess of $25 million; and

(ix) any material lease or sublease with respect to a Partnership Leased Real Property.

All contracts of the types referred to in clauses (i) through (ix) above are referred to herein as “Partnership Material Contracts.” “Contract” means any agreement, contract, obligation, promise, understanding or undertaking (whether written or oral) that is legally binding.

(b) Neither the Partnership nor any Subsidiary of the Partnership is in material breach of or material default under the terms of any Partnership Material Contract. To the knowledge of the Partnership, no other party to any Partnership Material Contract is in material breach of or material default under the terms of any Partnership Material Contract. Each Partnership Material Contract is a valid and binding obligation of the Partnership or the Subsidiary of the Partnership that is party thereto and, to the knowledge of the Partnership, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 3.21 Related Party Transactions. Neither the Partnership nor any of its Subsidiaries is party to any transaction or arrangement with any (a) present or former executive officer or director of the Partnership or any Subsidiary of the Partnership, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the Partnership Units or (c) affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing persons described in clauses (a) or (b) (but only, with respect to the persons in clause (b)), to the knowledge of the Partnership, which, in each case, would be required to be disclosed by the Partnership pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

Section 3.22 Finders or Brokers. Except for Evercore Group L.L.C. and Intrepid Partners, LLC, neither the Partnership nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.23 State Takeover Statute. The action of the Board of Directors of the Partnership GP in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby any state takeover laws. There is no unitholder rights plan in effect, to which the Partnership is a party or otherwise bound.

Section 3.24 Export Controls and Economic Sanctions.

(a) None of the Partnership, the Partnership GP, any of their Subsidiaries, any of their respective owners, directors, officers, or employees or, to the knowledge of the Partnership, any other person working on behalf of any of the foregoing has directly or indirectly during the past five (5) years taken any action in violation of any applicable Export Control and Economic Sanctions Laws in any material respect. To the extent that the Partnership’s activities are subject to Export Control and Economic Sanctions Laws, the Partnership has devised and maintained internal control systems and policies reasonably designed to detect and prevent violations of applicable Export Control and Economic Sanctions Laws. None of the Partnership, the Partnership GP, any of their Subsidiaries, or any of their respective owners, directors, officers, or employees, or, to the knowledge of the Partnership, any other person working on behalf of any of the foregoing is (i) a Sanctioned Party, (ii) controlled by a Sanctioned Party, or (iii) located in, organized under the Laws of, or resident in a Sanctioned Jurisdiction. No proceeding by or before any Governmental Entity involving the Partnership, the Partnership GP or any of their Subsidiaries or their respective directors, officers, employees, agents, distributors or Representatives relating to the Export Control and Economic Sanctions Laws is pending or, to the knowledge of the Partnership, threatened.

(b) As used in this Agreement, “Export Control and Economic Sanctions Laws” means the Export Control Reform Act of 2018 (50 U.S.C. Chapter 58), the Export Administration Act of 1979 (50 U.S.C. Chapter 56), the Export Administration Regulations (15 C.F.R. Parts 730-774), Section 3 of the NGA (15 U.S.C. § 717b), the Administrative Procedures With Respect to the Import And Export of Natural Gas (10 C.F.R. Part 590), regulations promulgated by the Office of Foreign Assets Control (31 C.F.R. Parts 500-599) and corresponding enabling statutes, and any similar export control or economic sanctions Laws of any country in which a person is performing activities, to the extent that such person is subject to such Laws. “Sanctioned Jurisdiction” means a country, state, territory, or region which is subject to comprehensive economic or trade restrictions under applicable Export Control and Economic Sanctions Laws, which may change from time to time (currently Cuba, Iran, North Korea, Russia, Syria, and the Crimea region of Ukraine and non-government controlled areas of the Zaporizhzhia and Kherson regions of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic). “Sanctioned Party” means (i) any individual, entity, or government that is designated under or the subject of any sanctions, export restrictions, restricted party list, or blocking measures administered by a Governmental Entity with jurisdiction over a person, including but not limited to the Specially Designated Nationals and Blocked Persons List (“SDN List”), Foreign Sanctions Evaders List, or Sectoral Sanctions Identifications List (“SSI List”) of the U.S. Department of the Treasury’s Office of Foreign Assets Control; the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce’s Bureau of Industry and Security; the Debarred List of the U.S. Department of State’s Directorate of Defense Trade Controls; any list of sanctioned persons administered and maintained by the U.S. Department of State relating to nonproliferation, terrorism, Cuba, Iran, or Russia; and any similar lists of other jurisdictions to the extent applicable to a person; or (ii) any individual or entity that is 50% or more owned, directly or indirectly, by one or more individuals or entities that is designated on the SDN List or SSI List.

Section 3.25 No Additional Representations; Non-Reliance.

(a) The Partnership acknowledges that neither Parent nor Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Partnership in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that neither Parent nor Merger Sub makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to the Partnership (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (ii) the future business and operations of Parent and its Subsidiaries, and the Partnership has not relied on such information or any other representation or warranty not set forth in Article IV.

(b) The Partnership has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Parent and its Subsidiaries and acknowledges that the Partnership has been provided access for such purposes. Except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Partnership in accordance with the terms hereof, in entering into this Agreement, the Partnership has relied solely upon its independent investigation and analysis of Parent and Parent’s Subsidiaries, and the Partnership acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, its Subsidiaries, or any of their respective affiliates, unitholders, controlling persons or representatives that are not expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Partnership, whether or not such representations, warranties or statements were made in writing or orally. The Partnership acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Partnership, (i) Parent and Merger Sub do not make, and have not made, any representations or warranties relating to themselves or their businesses or otherwise in connection with the transactions contemplated hereby and the Partnership is not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by Parent or Merger Sub to make any representation or warranty relating to themselves or their business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by the Partnership as having been authorized by such party, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Partnership or any of its representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in (a) the Parent SEC Documents (excluding any disclosures set forth in any such Parent SEC Document under the heading “Risk Factors” or in any section relating to forward-looking statements in each case, other than historical facts set forth therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) the disclosure schedule delivered by Parent to the Partnership immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein (provided that (i) disclosure in any section of such Parent Disclosure Schedule shall be deemed to be disclosed with respect to any other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure notwithstanding the omission of a reference or a cross reference thereto and (ii) the mere inclusion of an item in such Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have a Parent Material Adverse Effect), Parent and Merger Sub represent and warrant to the Partnership as follows:

Section 4.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of Parent, Merger Sub and their respective Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation and has all requisite limited partnership, limited liability company or other applicable power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent, Merger Sub and their respective Subsidiaries is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) As used in this Agreement, a “Parent Material Adverse Effect” means an event, change, effect, development or occurrence that has had, or is reasonably likely to have, a material adverse effect on the business, financial condition or continuing results of operations of Parent and its Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence: (i) in or generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, including any changes in supply, demand, currency exchange rate, interest rates, tariff policy, monetary policy or inflation, so long as such event, change, effect, development or occurrence does not disproportionately affect Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate or (ii) resulting from or arising out of (A) any changes or developments in the industries in which Parent or any of its Subsidiaries conducts its business, (B) any changes or developments in prices for oil, natural gas or other commodities or for Parent’s raw material inputs and end products, including general market prices and regulatory changes generally affecting the industries in which the Partnership and its Subsidiaries operate, (C) the negotiation, execution, announcement, pendency or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Partnership or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement), (D) any taking of any action required by this Agreement or at the request of the Partnership, (E) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (F) any changes in GAAP or accounting standards or interpretations thereof, (G) (1) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, epidemics, pandemics (including SARS CoV-2), or any weather-related or meteorological events or other force majeure event or natural disasters or (2) outbreak or escalation of hostilities or acts of war or terrorism, sabotage, civil disobedience, cyber-attack or any escalation or general worsening of the foregoing, (H) any failure by Parent to meet any internal or external projections or forecasts or estimates, milestones or budgets or financial or operating predictions of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition) or (I) any changes in the unit price or trading volume of the Parent Common Units or in the credit rating of Parent or any of its Subsidiaries (provided that the exception in this clause (I) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to subclauses (A)-(B) and (E)-(G) of this clause (ii), to the extent disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate in which case only the incremental disproportionate, adverse effect relative to other similarly situated companies in the industries in which the Parent and its Subsidiaries operate may be taken into account in determining whether there has been, or would reasonably likely be, a “Parent Material Adverse Effect.”

(c) Parent has made available to the Partnership prior to the date of this Agreement a true and complete copy of (i) the Certificate of Limited Partnership of Parent (the “Parent Certificate of Limited Partnership”), and (ii) the Third Amended and Restated Agreement of Limited Partnership of Parent, dated as of February 8, 2006 (the “Parent Partnership Agreement” and, together with the Parent Certificate of Limited Partnership, the “Parent Organizational Documents”), in each case, as amended through the date hereof, and promptly upon request by the Partnership, Parent will make available to the Partnership the certificate of incorporation, certificate of limited partnership, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents of each material Subsidiary of Parent.

Section 4.2 Equity Interests.

(a) As of August 14, 2023, the issued and outstanding equity interests of Parent consisted of (i) 3,143,215,687 Parent Common Units, (ii) 777,967,693 Class A Units representing limited partner interests in Parent (the “Parent Class A Units”), (iii) 675,625,000 Class B Units representing limited partner interest in Parent (the “Parent Class B Units”), (iv) the Energy Transfer Preferred Units and (v) the general partner interest (the “Parent GP Interest”). As of

August 14, 2023, 47,000,000 Parent Common Units were issuable pursuant to employee and director equity plans of Parent (the “Parent Equity Plans”), of which amount 34,277,233 Parent Common Units were subject to outstanding awards under the Parent Equity Plans. All outstanding equity interests and of Parent are duly authorized, validly issued, fully paid (to the extent required by the Parent Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the Parent Partnership Agreement).

(b) Except as set forth in Section 4.2(a) or as set forth in Section 4.2(b) of the Parent Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (i) obligating Parent or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any partnership interests, limited liability company interests or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such partnership interests, limited liability company interests or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such partnership interests, limited liability company interests or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Units or other equity interests of Parent, or (ii) granting any preemptive or antidilutive or similar rights with respect to the Parent Common Units.

(c) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the unitholders of Parent on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of partnership interests, limited liability company interests or any other equity interests of Parent or any of its Subsidiaries.

(e) As of the date of this Agreement, all of the issued and outstanding limited liability company interests of Merger Sub are validly issued and outstanding. All of the issued and outstanding limited liability company interests of Merger Sub are, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has no outstanding option, warrant, right or any other agreement or commitment pursuant to which any person other than Parent may acquire any equity security of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement, has not conducted or engaged in any business activities of any kind of type whatsoever or entered into any agreements or arrangements with any person prior to the date hereof and does not have, and prior to the Effective Time will not have, any assets, and has not and prior to the Effective Time, will not incur, directly or indirectly, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(f) When issued pursuant to the terms hereof, all outstanding Parent Common Units constituting any part of the Merger Consideration will be duly authorized, validly issued, fully paid (to the extent required under the Parent Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the Parent Partnership Agreement). When issued pursuant to the terms hereof, any Substantially Equivalent Units to be issued pursuant to this Agreement will be duly authorized, validly issued, fully paid (to the extent required under the Parent Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Section 17-303, 17-607 and 17-807 of the Delaware LP Act) and free of preemptive rights.

(g) Parent or a Subsidiary of Parent owns, directly or indirectly, all of the issued and outstanding partnership interests, limited liability company interests or other equity interests of each Subsidiary of Parent, free and clear of any Liens other than Parent Permitted Liens, and all of such partnership interests, limited liability company interests or other equity interests are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act, Sections 18-607 and 18-804 of the Delaware LLC Act or other similar Laws in any jurisdiction in which such Subsidiary is organized) and free of preemptive rights. Except for partnership interests, limited liability company interests or other equity interests in Parent’s Subsidiaries and except as set forth in Section 4.2(g) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries owns, directly or indirectly, any partnership interests, limited liability company interests or other equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any partnership interests, limited liability company interests or other equity interest in any person), or has any obligation to acquire any such partnership interests, limited liability company interests or other equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(h) As used in this Agreement, “Parent Permitted Lien” means (i) any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being contested in good faith and for which adequate accruals or reserves have been established; (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business; (C) arising under conditional sales contracts, tenders, statutory obligations, surety and appeals bonds, government contracts, performance and return of money bonds, equipment leases and similar obligations, in each case so long as each of the aforementioned documents are with third parties entered into in the ordinary course of business; (D) not created by Parent or its Subsidiaries that affect the underlying fee interest of real property leased by Parent or any Subsidiary; (E) that is disclosed on the most recent consolidated balance sheet of Parent included in the Parent SEC Documents or notes thereto or securing liabilities reflected on such balance sheet; (F) arising under or pursuant to the Parent Organizational Documents or the organizational documents of any Subsidiary of Parent; (G) created pursuant to the agreements set forth on Section 4.2(h) of the Parent Disclosure Schedule; or (H) which an accurate up-to-date survey would show; (ii) grants to others of Rights-of-Way, surface leases, crossing rights and amendments, modifications, and releases of Rights-of-Way, easements and surface leases in the ordinary course of business; (iii) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Parent or any of its Subsidiaries otherwise has access, between the parties thereto; (iv) with respect to any Parent Leased Real Property, Liens and other rights reserved by or in favor of any landlord under a Parent Real Property Lease; or (v) zoning, entitlement, building and other land use regulations imposed by any Governmental Entity having jurisdiction over the Parent Real Property, and not violated by the current use and operation of the Parent Real Property.

Section 4.3 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has the requisite partnership or limited liability company power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. (i) The execution and delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent GP (the “Parent GP Board”) and Parent, as the sole member of Merger Sub, and (ii) no other entity or equity-holder proceedings on the part of Parent, Merger Sub or their respective equity holders are necessary to authorize the consummation of the transactions contemplated hereby. The Parent GP Board has approved the execution and delivery of this Agreement and the transactions contemplated hereby, including the Merger and the issuance of Parent Common Units (the “Unit Issuance”) in connection with the Merger. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the Partnership, this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub and is enforceable against Parent and Merger Sub in accordance with its terms, subject to the Equitable Exception. Prior to the issuance of Substantially Equivalent Units, all partnership and limited liability company action, as the case may be, required to be taken by Parent, Parent GP or any of their equityholders, partners or members for (A) the authorization, execution and delivery of the Substantially Equivalent Units and (B) the authorization, execution and delivery of an amendment to the Parent Partnership Agreement to authorize and establish the terms of the Substantially Equivalent Units will have been taken.

(b) Other than in connection with or in compliance with (i) the Delaware LP Act, (ii) the Delaware LLC Act, (iii) the Exchange Act (iv) the Securities Act (v) applicable state securities, takeover and “blue sky” laws, (vi) the filing of the Certificate of Merger with the Delaware Secretary of State, (vii) the rules and regulations of the NYSE, (viii) the HSR Act, (ix) the approvals set forth in Section 4.3(b) of the Parent Disclosure Schedule and (x) the rules and regulations of the SEC in connection with the filing with the SEC of the Proxy Statement/Prospectus (collectively, the “Parent Approvals”), and, subject to the accuracy of the representations and warranties of the Partnership in Section 3.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement or have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery by Parent and Merger Sub of this Agreement do not and, assuming the Parent Approvals are obtained, the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Liens other than Parent Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the agreement of limited partnership, limited liability company agreement, certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of Parent or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Reports and Financial Statements.

(a) Parent has filed or furnished all forms, documents and reports, schedules, certifications, prospectuses, registration and other statements required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2020 (all such documents and reports filed or furnished by Parent or any of its Subsidiaries, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Parent SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof (if amended, as of the date of the last such amendment), and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 4.5 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Parent GP as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Management of Parent GP has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2022, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent GP has disclosed to Parent’s auditors and the audit committee of the Parent GP Board (a) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Partnership prior to the date hereof.

Section 4.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in Parent’s consolidated balance sheet as of the Balance Sheet Date (including the notes thereto) included in the Parent SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (d) for liabilities and obligations that have been discharged or paid in full, neither Parent nor any Subsidiary of Parent has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (including the notes thereto), other than those that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Compliance with Law; Permits.

(a) Parent and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2020, neither Parent nor any of its Subsidiaries has received any written notice or other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any material contracts with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits or to have filed such tariffs, reports, notices or other documents would not have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are valid and in full force and effect and are not subject to any pending administrative or judicial proceeding that would, if determined in a manner adverse to the Partnership or its Subsidiaries, reasonably be expected to result in the adverse modification, suspension, termination, cancellation or revocation thereof, except where the failure to be in full force and effect or any modification, suspension, termination or cancellation or revocation thereof would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent is, and each of its Subsidiaries is, in compliance in all respects with the terms and requirements of such Parent Permits, except where the failure to be in compliance would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Without limiting the generality of Section 4.7(a), Parent, each of its Subsidiaries, and, to the knowledge of Parent, each joint interest owner, consultant, agent, or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the FCPA, and any other U.S. and foreign anti-corruption Laws that are applicable to Parent or its Subsidiaries; (ii) has not, to the knowledge of Parent, been given written notice by any Governmental Entity of any facts which, if true, would constitute a violation of the FCPA or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the knowledge of Parent, is not being (and has not been) investigated by any Governmental Entity except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8 Environmental Laws and Regulations.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (i) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any person or entity whose liability the Parent or any of its Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law, (ii) Parent and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2020 have been, in compliance with all Environmental Laws, which compliance includes and has included obtaining, maintaining and complying with all permits, licenses, approvals, or authorizations required pursuant to Environmental Laws, (iii) there has been no release, treatment, storage, disposal or arrangement for the disposal, transportation, handling of, exposure to, or contamination by, any Hazardous Materials, including at any real property currently owned, leased or operated by Parent or any Subsidiary of Parent or formerly owned, leased or operated by Parent or any Subsidiary of Parent that has given rise or would reasonably be expected to give rise to Parent or any Subsidiaries incurring any remedial obligation or corrective action requirement or other liabilities under applicable Environmental Law, (iv) Parent is not party to any order, judgment or decree that imposes any obligations on Parent or any of its Subsidiaries under any Environmental Law, and neither Parent nor any of its Subsidiaries have received any notice, report, order, directive or other information relating to a violation of, or liability under, Environmental Law, (v) there have been no ruptures or explosions in Parent’s Systems resulting in claims for personal injury, loss of life or material property damage, except to the extent such ruptures or explosions have been fully and finally resolved, (vi) to Parent’s knowledge, there are no defects, corrosion or other damage to any of the Partnership’s Systems that would reasonably be expected to result in a pipeline integrity failure and (vii) neither Parent nor its Subsidiaries have expressly assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to the liability of any other person under Environmental Law.

(b) Notwithstanding any other language in this Agreement, this Section 4.8 contains Parent’s sole representations with respect to Environmental Law or Hazardous Materials.

Section 4.9 Absence of Certain Changes or Events.

(a) From the Balance Sheet Date through the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) Since the Balance Sheet Date through the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.10 Investigations; Litigation. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries, (b) there are no actions, suits, arbitrations, charges, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries, or any of their respective assets or operations by or before any Governmental Entity and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against or affecting Parent or any of its Subsidiaries or any of their respective assets or operations; provided, that to the extent any such representations or warranties in the foregoing clauses (a), (b) and (c) pertain to investigations, reviews, actions, suits, inquiries, proceedings, subpoenas, civil investigative demands, other requests, orders, judgements or decrees that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof.

Section 4.11 Information Supplied. None of the information provided in writing by Parent or its Subsidiaries specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement/Prospectus will, on the date it is first mailed to the Partnership’s unitholders and at the time of the Partnership Unitholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus and the Form S-4 (solely with respect to the portion thereof based on information supplied by Parent or its Subsidiaries for inclusion or incorporation by reference therein, but excluding any portion thereof based on information supplied by the Partnership for inclusion or incorporation by reference therein, with respect to which no representation is made by Parent or any of its

Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 4.11, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not specifically supplied in writing by or on behalf of Parent.

Section 4.12 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, none of Parent or its Subsidiaries is, or has been in the past three (3) years a holding company or a public-utility company as defined in PUHCA.

(b) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, all filings required to be made by Parent or any of its Subsidiaries during the three (3) years preceding the date hereof, with the FERC under the NGA, NGPA, the ICA, the PUHCA, the Department of Energy, the FCC, or any applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

Section 4.13 Tax Matters. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) all Tax Returns that were required to be filed by Parent or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions), and all such Tax Returns are complete and accurate;

(b) all Taxes owed by Parent or any of its Subsidiaries, or for which Parent or any of its Subsidiaries is liable, that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established;

(c) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of Parent or any of its Subsidiaries;

(d) Parent is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation; and

(e) Parent is not aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Merger from properly being treated in accordance with the Intended Tax Treatment for U.S. federal income tax purposes.

Notwithstanding any other language in this Agreement, this Section 4.13 contains Parent’s sole representations and warranties with respect to Tax matters.

Section 4.14 Finders or Brokers. Except for BofA Securities, Inc., neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.15 Ownership of Partnership Common Units. Neither Parent nor any affiliate of Parent “beneficially owns” (as such term is defined for purposes of Section 13(d) of the Exchange Act) any Partnership Common Units.

Section 4.16 Availability of Funds. Parent has, and at the Closing will have, sufficient cash, available lines of credit or other sources of immediately available funds to refinance the Partnership’s indebtedness or otherwise satisfy requirements of such obligations in connection with the consummation of the transactions contemplated by this Agreement.

Section 4.17 No Additional Representations; Non Reliance.

(a) Parent and Merger Sub acknowledge that the Partnership does not make any representation or warranty as to any matter whatsoever except as expressly set forth in Article III or in any certificate delivered by the Partnership to Parent or Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Partnership makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Parent or Merger Sub (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Partnership and its Subsidiaries or (ii) the future business and operations of the Partnership and its Subsidiaries, and neither Parent nor Merger Sub has relied on such information or any other representation or warranty not set forth in Article III.

(b) Parent and Merger Sub have conducted their own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Partnership and its Subsidiaries and acknowledge that Parent and Merger Sub have been provided access for such purposes. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Partnership to Parent and/or Merger Sub in accordance with the terms hereof, in entering into this Agreement, each of Parent and Merger Sub have relied solely upon its independent investigation and analysis of the Partnership and the Partnership’s Subsidiaries, and Parent and Merger Sub acknowledge and agree that they have not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Partnership, its Subsidiaries, or any of their respective affiliates, equityholders, controlling persons or representatives that are not expressly set forth in Article III or in any certificate delivered by the Partnership to Parent and Merger Sub, whether or not such representations, warranties or statements were made in writing or orally. Parent and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Partnership to the Parent or Merger Sub, (i) the Partnership does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated hereby and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by the Partnership to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by the Partnership, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent or Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties of the Partnership unless any such materials or information is the subject of any express representation or warranty set forth in Article III.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Partnership.

(a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Partnership or any of its Subsidiaries, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement, (iv) to the extent action is reasonably taken (or reasonably omitted) in response to an Emergency or (v) as set forth in Section 5.1(a) of the Partnership Disclosure Schedule, the Partnership shall, and shall cause its Subsidiaries to, use their commercially reasonable efforts to (x) conduct their businesses in the ordinary course and (y) preserve substantially intact their present lines of business, maintain their rights, franchises, and Partnership Permits and preserve their relationships with significant customers and suppliers; provided, however, that no action by the Partnership or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) The Partnership agrees with Parent, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Partnership or any of its Subsidiaries, (ii) as may be consented to by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 5.1(b) of the Partnership Disclosure Schedule, the Partnership:

(A) shall not adopt any amendments to its certificate of limited partnership or the Existing Partnership Agreement, and shall not permit any of its Subsidiaries to adopt any amendments to its certificate of limited partnership, partnership agreement, certificate of formation, limited liability company agreement, certificate of incorporation or bylaws or similar organizational documents;

(B) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of, encumber, split, combine or reclassify or authorize the issuance, sale, pledge, disposition, encumbrance, split, combination or reclassification of any of its partnership interests, limited liability company interests or other equity interests of the Partnership or its Subsidiaries or any securities convertible into or exchangeable for any such partnership interests, limited liability company interests or other equity interests, or any rights, warrants or options to acquire any such partnership interests, limited liability company interests, equity interests or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Partnership Benefit Plans, other than (1) issuances of Partnership Common Units, or common units under the Niobrara LLC Agreement, in connection with any conversions, acquisitions or redemptions of Series A Preferred Units (as defined in the Niobrara LLC Agreement) as required by and in accordance with the terms of the Niobrara LLC Agreement, (2) the grant of equity compensation awards under the Partnership Benefit Plans in accordance with Section 5.1(b)(B) of the Partnership Disclosure Schedule, (3) issuances of Partnership Common Units in respect of any settlement of any of the Partnership Equity Awards outstanding on the date hereof in accordance with their current terms or as may be granted after the date hereof in accordance with Section 5.1(b)(B) of the Partnership Disclosure Schedule, (4) sales of Partnership Common Units pursuant to the EUPP in accordance with Section 5.6(d) or (5) for transactions among the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries;

(C) shall not, and shall not permit any of its Subsidiaries that is not wholly owned by the Partnership or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding partnership interests, limited liability company interests or other equity interests (whether in cash, assets, stock or other securities of the Partnership or its Subsidiaries), except (1) dividends or distributions by any Subsidiaries only to the Partnership or to any Subsidiary of the Partnership in the ordinary course of business, (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement, (3) regular quarterly cash distributions with customary record and payment dates on the Partnership Common Units not in excess of $0.655 per unit per quarter, (4) dividends or distributions paid or settled in connection with the exercise or settlement of any Partnership Equity Awards outstanding on the date hereof in accordance with their terms in effect as of the date hereof, (5) the payment of a Special Distribution if Parent and the Partnership mutually agree that the Closing Date is reasonably expected to occur before the ex-dividend date of Parent’s regular quarterly distribution in respect of Parent Common Units for the quarter ending December 31, 2023, (6) regular quarterly cash distributions with customary record and payment dates on the Partnership Preferred Units, and the payment of any accrued and unpaid distributions in respect of the Partnership Preferred Units in connection with the payment of the Special Distribution, in each case as required by and in accordance with the terms of the Existing Partnership Agreement, and (7) regular quarterly cash distributions on the Series A Preferred Units as required by and in accordance with the terms of the Niobrara LLC Agreement, in the case of clauses (6) and (7), in the amounts set forth on Section 5.1(b)(C) of the Partnership Disclosure Schedule;

(D) shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the Merger and other than any mergers, consolidations, restructurings or reorganizations solely among the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries;

(E) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $35 million in the aggregate, except (1) as contemplated by the Partnership’s 2023 capital growth program or the Partnership’s 2024 capital growth program, in each case, previously provided to Parent (the “Partnership 2023/2024 Forecast”) (whether or not such acquisition, loan, advance, capital contribution or investment is made in the same fiscal year as set forth in the Partnership 2023/2024 Forecast), (2) as made in connection with any transaction among the Partnership and its wholly owned Subsidiaries or among the Partnership’s wholly owned Subsidiaries, (3) purchases or acquisitions of inventory, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business, (4) capital contributions, in an amount not to exceed indebtedness incurred under clause (6) of Section 5.1(b)(K), to Niobrara to fund amounts required for any redemption of the Series A Preferred Units in accordance with the terms of the Niobrara LLC Agreement or amounts required to redeem the Series A Preferred Units in accordance with the terms of the Niobrara LLC Agreement and Section 5.18 hereof in connection with Closing or (5) capital contributions made in response to any Emergency; provided, however, that the Partnership shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(F) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or otherwise dispose of any properties or non-cash assets with a value in excess of $35 million in the aggregate, except (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers and dispositions of inventory, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business or (3) sales, leases, transfers or other dispositions made in connection with any transaction among the Partnership and its wholly owned Subsidiaries or among the Partnership’s wholly owned Subsidiaries;

(G) shall not, and shall not permit any of its Subsidiaries to, authorize any capital expenditures in excess of $35 million in the aggregate, except for (1) expenditures contemplated by the Partnership 2023/2024 Forecast (whether or not such capital expenditure is made in the same fiscal year as set forth in the Partnership 2023/2024 Forecast) or (2) expenditures made in response to any Emergency;

(H) except as required by any Partnership Benefit Plan as in effect on the date of this Agreement and listed on Section 3.9(a) of the Partnership Disclosure Schedule shall not, and shall not permit any of its Subsidiaries to, (1) increase the compensation or other benefits payable or provided to any directors, officers, employees or other individual service providers of the Partnership or any of its Subsidiaries, other than any new entitlement provided to a newly hired employee as permitted hereunder (and provided that such newly hired employee’s compensation and other terms and conditions of employment, excluding any equity or equity-based compensation, are substantially comparable to those provided to similarly situated employees of the Partnership and its Subsidiaries (subject to the same exclusion), and provided further that the Partnership or any of its affiliates may not enter into any employment, severance, change in control, retention or similar agreement or arrangement with such newly hired employee), (2) enter into, adopt, terminate or amend any (x) employment, change of control, severance or retention agreement, special pay, non-competition or similar agreement or arrangement with any director, officer, or employee of the Partnership or any of its Subsidiaries, or (y) contractor or consulting agreement with any independent contractor other than contractor or consulting agreements that can be terminated by the Partnership or any of its Subsidiaries upon not more than 60 days’ notice and without material penalty, (3) establish, adopt, enter into, terminate or amend or modify any Partnership Benefit Plan (or any other benefit or compensation plan, program, policy, agreement or arrangement that would be a Partnership Benefit Plan if in effect on the date hereof), except for annual renewals of group welfare plans in the ordinary course of business consistent with past practice that would not result in material additional or increased costs, (4) enter into, terminate or amend any collective bargaining agreement, (5) hire or terminate (other than for cause) the employment or engagement of any employee or individual service provider of the Partnership or any of its Subsidiaries with annual base compensation in excess of $175,000, (6) grant, announce or authorize the grant of any Partnership Equity Awards except in accordance with Section 5.1(b)(B) of the Partnership Disclosure Schedule, (7) enter into or make any loans or advances to any of its officers, directors, employees, agents or consultants (other than loans or advances for travel or reasonable business expenses) or (8) implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that trigger obligations under the WARN Act;

(I) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, FERC regulations, SEC rule or policy or applicable Law;

(J) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights, warrants or options to acquire any such shares, except for (i) transactions among the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries, or (ii) a Special Partial Redemption (as defined in the Niobrara LLC Agreement) in accordance with the terms of the Niobrara LLC Agreement;

(K) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except for (1) any indebtedness not pursuant to the Partnership Credit Agreement incurred in the ordinary course of business, (2) any indebtedness among the Partnership and its wholly owned Subsidiaries or among the Partnership’s wholly owned Subsidiaries, (3) any indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness on Section 5.1(b)(K) of the Partnership Disclosure Schedule on substantially the same or more favorable terms to the Partnership than such existing indebtedness and such replacement, renewal, extension, refinancing or refunding of such existing indebtedness does not exceed the existing principal amount of such existing indebtedness being replaced, renewed, extended, refinanced or refunded plus fees, expenses (including any make-whole and repurchase premiums), accrued and unpaid interest in connection therewith, (4) any guarantees by the Partnership of indebtedness of Subsidiaries of the Partnership or guarantees by the Partnership’s Subsidiaries of indebtedness of the Partnership or any Subsidiary of the Partnership, which indebtedness is incurred in compliance with this Section 5.1(b)(K), (5) any indebtedness incurred in response to any Emergency, (6) any indebtedness incurred in connection with a Special Partial Redemption (as defined in the Niobrara LLC Agreement) not to exceed $260 million and (7) any indebtedness incurred pursuant to the Partnership Credit Agreement not to exceed $100 million, excluding, for the avoidance of doubt, any indebtedness incurred in accordance with the foregoing clauses (1) through (6); provided, however, that in the case of each of clauses (1) through (7) such indebtedness does not impose or result in any additional restrictions or limitations that would be material to the Partnership and its Subsidiaries, or, following the Closing, Parent and its Subsidiaries, other than any obligation to make payments on such indebtedness and other than any restrictions or limitations to which the Partnership or any Subsidiary is currently subject under the terms of any indebtedness outstanding as of the date hereof;

(L) other than in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries to, modify, amend or terminate, or waive any rights under any Partnership Material Contract or under any Partnership Permit, in a manner or with an effect that is materially adverse to the Partnership and its Subsidiaries, taken as a whole;

(M) other than agreements, arrangements or Contracts made in the ordinary course of business, on terms no less favorable to the Partnership and its Subsidiaries than those generally being provided to or available from unrelated third parties, and in each case involving aggregate payments of less than $50 million, shall not, and shall not permit any of its Subsidiaries to, enter into any agreement, arrangement, Contract or other transaction with any affiliate;

(N) shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises (1) equal to or lesser than the amounts reserved with respect thereto on the balance sheet as of the Balance Sheet Date included in the Partnership SEC Documents or (2) that do not exceed $25 million in the aggregate;

(O) shall not (except in the ordinary course of business) (1) change its fiscal year or any material method of Tax accounting, (2) make, change or revoke any material Tax election, (3) enter into any closing agreement with respect to, or otherwise settle or compromise, any material liability for Taxes, (4) file any material amended Tax Return, (5) or surrender a claim for a material refund of Taxes or (6) fail to pay any material Tax (including estimated Tax payments or installments) that becomes due and payable (other than Taxes being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established);

(P) shall not take any action or fail to take any reasonable action that would reasonably be expected to cause the Partnership or any Subsidiary to be treated, for U.S. federal income tax purposes, as a corporation, and shall not, and shall not permit any of its Subsidiaries to, engage in any activity or conduct its business in a manner that would cause less than 90% of the gross income of the Partnership for any calendar quarter since its formation and prior to the Effective Time to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code;

(Q) for transactions between the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries, shall not, and shall not permit any of its Subsidiaries, to prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of the Partnership or any Subsidiary, other than (1) at stated maturity, (2) prepayment and repayment of existing indebtedness in connection with any replacement, renewal, extension, refinancing or refund thereof in accordance with Section 5.1(b)(K), (3) prepayment and repayment of revolving loans in the ordinary course of business, and (4) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled), in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof;

(R) shall not, and shall not permit any of its Subsidiaries to, take any of the actions set forth on Section 5.1(b)(R) of the Partnership Disclosure Schedule; and

(S) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (R) of this Section 5.1(b).

(c) Notwithstanding anything to the contrary in this Section 5.1, nothing in this Agreement shall prohibit, restrict or impose any condition upon the ability of any Relevant Subsidiary (as defined in the Partnership Credit Agreement as in effect on the date hereof) of the Partnership to (i) pay dividends or make other distributions in respect of any equity interests of such Relevant Subsidiary in accordance with the Organizational Documents of such Relevant Subsidiary in effect on the date of this Agreement, (ii) make or repay loans or advances to the Partnership or any other Relevant Subsidiary or (iii) guarantee indebtedness of the Partnership or any other Relevant Subsidiary.

Section 5.2 Conduct of Business by Parent.

(a) From and after the date hereof until the earlier of the Effective Time and the Termination Date, and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, (ii) as may be consented to in writing by the Partnership (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement, (iv) to the extent action is reasonably taken (or reasonably omitted) in response to an Emergency or (v) as set forth in Section 5.2(a) of the Parent Disclosure Schedule, Parent covenants and agrees that the Parent shall, and shall cause its Subsidiaries to, use their commercially reasonable efforts to (x) conduct its business in the ordinary course, and (y) preserve substantially intact their present lines of business, maintain their rights, franchises and Parent Permits and preserve their relationships with significant customers and suppliers; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Parent agrees with the Partnership, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, (ii) as may be consented to by the Partnership (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 5.2(b) of the Parent Disclosure Schedule, Parent:

(A) shall not adopt any material amendments to the Parent Organizational Documents or the certificate of formation, limited liability company agreement or similar organizational documents of Parent GP;

(B) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of their equity interests or other ownership interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for (1) any such transaction by a wholly owned Subsidiary of Parent which remains a wholly owned Subsidiary after consummation of such transaction and (2) issuances of Parent Class A Units in accordance with the Parent Organizational Documents;

(C) shall not, and shall not permit any of its Subsidiaries that is not wholly owned by Parent or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding partnership interests, limited liability company interests or other equity securities (whether in cash, assets, partnership units, stock or other securities of Parent or its Subsidiaries), except for (1) dividends or distributions by any Subsidiaries only to Parent or any Subsidiary of Parent in the ordinary course of business, (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement, and (3) regular quarterly cash distributions with respect to (i) the Parent Common Units with customary record and payment dates on the Parent Common Units (including increases in the amount of such quarterly cash distributions consistent with public disclosure made by Parent prior to the date hereof and excluding any special or one time distributions), (ii) the Parent Class B Units and (iii) the Energy Transfer Preferred Units as required by terms of the Energy Transfer Preferred Units;

(D) shall not, and shall not permit any of its material Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, and other than any restructuring or reorganization solely among Parent and its Subsidiaries or among Parent’s Subsidiaries;

(E) shall not take any action or fail to take any reasonable action that would reasonably be expected to cause Parent to be treated, for U.S. federal income tax purposes, as a corporation, and shall not, and shall not permit any of its Subsidiaries to, engage in any activity or conduct its business in a manner that would cause less than 90% of the gross income of Parent for any calendar quarter since its formation and prior to the Effective Time to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code;

(F) prior to December 31, 2023, shall not, and shall not permit any of its Subsidiaries to acquire, or enter into any agreement to acquire, or enter into any joint venture arrangements with respect to, any other person, assets or business (whether by merger, consolidation with or purchase of a substantial portion of the assets of or equity in, or by any other manner) that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger; and

(G) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (F) of this Section 5.2(b).

Section 5.3 Mutual Access.

(a) For purposes of furthering the transactions contemplated hereby, each of the Partnership and Parent shall afford the other party and (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors, financing sources and agents and other representatives (such persons described in this clause (ii), collectively, “Representatives”) of such other party reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ key employees and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional existing accounting, financing, operating, environmental and other data and information regarding the Partnership and its Subsidiaries, as Parent may reasonably request, and Parent and its Subsidiaries, as the Partnership may reasonably request, as the case may be. Notwithstanding the foregoing, neither the Partnership nor Parent shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law. Neither the Partnership nor Parent, nor any of their respective officers, employees or Representatives, shall be permitted to perform any onsite procedures (including an onsite study or any Phase II environmental site assessment or other invasive or subsurface testing, sampling, monitoring or analysis) with respect to any property of the other party or any of the other party’s Subsidiaries without the other party’s prior written consent.

(b) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the confidentiality agreement, dated as of May 25, 2023, between the Partnership and Parent (the “Confidentiality Agreement”).

Section 5.4 Non-Solicitation; Acquisition Proposals; Change in Recommendation.

(a) Except as permitted by this Section 5.4, from the date hereof and prior to the earlier of the Effective Time and the Termination Date, the Partnership and the Partnership GP shall not, and each of them shall cause its Subsidiaries and its and their respective directors, officers, employees not to, and shall use its reasonable best efforts to cause its and their Representatives not to, directly or indirectly: (i) solicit, initiate, seek or knowingly encourage, induce or facilitate any proposal or offer or any inquiries regarding the making or submission of any proposal or offer, including any proposal or offer to its unitholders, that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) furnish any non-public information regarding the Partnership or any of its Subsidiaries or afford access to the business, properties, books or records of the Partnership or any of its Subsidiaries, to any person (other than Parent, Merger Sub or their respective directors, officers, employees, affiliates or Representatives) in connection with or in response to an Acquisition Proposal or any inquiries regarding an Acquisition Proposal, (iii) engage or participate in or otherwise knowingly facilitate any discussions or negotiations with any person (other than Parent, Merger Sub or their respective directors, officers, employees, affiliates or Representatives) with respect to an Acquisition

Proposal, (iv) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (v) enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or duly execute any other similar agreement (whether binding or not) (other than an Acceptable Confidentiality Agreement entered into in accordance with the terms of this Section 5.4) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or requiring the Partnership to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement, (vi) unless the Board of Directors of the Partnership GP, or any committee thereof, concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably expected to be inconsistent with the duties of the Partnership GP under applicable Law and the Existing Partnership Agreement, amend or grant any waiver, release or modification under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of the Partnership or any of its Subsidiaries or (vii) resolve or agree to do any of the foregoing. Notwithstanding anything to the contrary contained in this Section 5.4, prior to obtaining the Partnership Unitholder Approval, the Partnership, or the Board of Directors of the Partnership GP, directly or indirectly through any officer, employee or Representative, may (A) furnish non-public information regarding the Partnership or any of its Subsidiaries to, and afford access to the business, properties, books or records of the Partnership and any of its Subsidiaries to, any person and (B) engage and participate in discussions and negotiations with any person, in each case in response to an unsolicited, written and bona fide Acquisition Proposal if (x) the Board of Directors of the Partnership GP, or any committee thereof, prior to taking any such particular action, concludes in good faith, after consultation with its financial advisors and outside legal counsel, that such unsolicited, written and bona fide Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Offer and (y) (i) such Acquisition Proposal was received after the date of this Agreement and did not result from a material breach of this Section 5.4(a), (ii) the Partnership provides to Parent the notice required by Section 5.4(b) with respect to such Acquisition Proposal, and (iii) the Partnership furnishes any non-public information provided to the maker of the Acquisition Proposal (only pursuant to a confidentiality agreement between the Partnership and such person with provisions that are not less restrictive to such person than the provisions of the Confidentiality Agreement an “Acceptable Confidentiality Agreement”), a copy of which shall be promptly provided to Parent (it being agreed that such confidentiality agreement between the Partnership and such person shall permit such person to make any Acquisition Proposal to the Board of Directors of the Partnership GP), and to the extent such non-public information has not been made available to Parent, the Partnership provides or makes available such non-public information to Parent substantially concurrent with the time that it is provided to such other person. Nothing in this Section 5.4 shall prohibit the Partnership, or the Board of Directors of the Partnership GP, directly or indirectly through any officer, employee or Representative, from (1) informing any person that the Partnership is party to this Agreement and informing such person of the restrictions that are set forth in Section 5.4, or (2) disclosing factual information regarding the business, financial condition or results of operations of the Partnership, including in the ordinary course of business with its partners, other members or other equityholders in any jointly owned Subsidiary of the Partnership with respect to such Subsidiary, or the fact that an Acquisition Proposal has been made, the identity of the party making such proposal or the material terms of such proposal in the Proxy Statement/Prospectus or otherwise; provided that, in the case of this clause (iii), (i) the Partnership GP shall in good faith determine that such information, facts, identity or terms is required to be disclosed under applicable Law or that failure to make such disclosure is reasonably expected to be inconsistent with the duties of the Partnership GP under applicable Law and the Existing Partnership Agreement, and (ii) the Partnership and Partnership GP complies with the obligations set forth in the proviso in Section 5.4(g). So long as the Partnership and Partnership GP and their Representatives have otherwise complied with this Section 5.4(a), none of the foregoing shall prohibit the Partnership GP and its Representatives from contacting any persons or group of persons who has made an Acquisition Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof so as to determine whether the Acquisition Proposal is, or could reasonably be expected to result in, a Superior Offer, and any such actions shall not be a breach of this Section 5.4.

(b) The Partnership or Partnership GP shall promptly, and in no event later than twenty-four (24) hours after its or any of its Representatives’ receipt of any Acquisition Proposal or any inquiry or request for discussions or negotiations regarding an Acquisition Proposal or non-public information relating to the Partnership or any of its Subsidiaries in connection with an Acquisition Proposal, advise Parent (orally and in writing) of such Acquisition Proposal, inquiry or request (including providing the identity of the person making or submitting such Acquisition Proposal, and, (i) if it is in writing, a copy of such Acquisition Proposal, inquiry or request and any related draft agreements and (ii) if oral, a reasonably detailed summary thereof), in each case including any modifications thereto. The Partnership shall keep Parent informed in all material respects on a prompt basis with respect to any change to the material terms of any such Acquisition Proposal (and in no event later than twenty-four (24) hours following any such change).

(c) Immediately following the execution of this Agreement, each of the Partnership and Partnership GP shall, shall cause its Subsidiaries and their respective officers, directors, employees and shall use its reasonable best efforts to cause its and their Representatives to, immediately cease and terminate any discussions existing as of the date of this Agreement between the Partnership or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives and any person (other than Parent, Merger Sub or any of their respective officers, directors, employees or Representatives) that relate to any Acquisition Proposal.

(d) Except as otherwise provided in Section 5.4(e) and Section 5.4(f), neither the Board of Directors of the Partnership GP nor any committee thereof may: (i) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Partnership Recommendation in a manner adverse to Parent, including by failing to include the Partnership Recommendation in the Proxy Statement/Prospectus; (ii) approve, adopt, authorize, resolve or recommend, or propose to approve, adopt, authorize, resolve or recommend, or allow the Partnership or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract or any tender or exchange offer providing for, with respect to, or in connection with, any Acquisition Proposal; (iii) fail to reaffirm the Partnership Recommendation within ten (10) business days of a request therefor by Parent following the date on which any Acquisition Proposal or material modification thereto is received by the Partnership or is published, sent or communicated to the Partnership’s unitholders; provided that if the Partnership Unitholders’ Meeting is scheduled to be held within ten (10) business days of such request, within three (3) business days after such request and, in any event, prior to the date of the Partnership Unitholders’ Meeting (provided that Parent may not make any such request on more than two (2) occasions with respect to each Acquisition Proposal, including any revision, amendment, update or supplement to such Acquisition Proposal); or (iv) fail to publicly announce, within ten (10) business days after a tender offer or exchange offer relating to the securities of the Partnership shall have been commenced, a statement disclosing that the Board of Directors of the Partnership GP recommends rejection of such tender offer or exchange offer and affirms the Partnership Recommendation (any action described in this Section 5.4(d), a “Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary, with respect to an Acquisition Proposal, the Board of Directors of the Partnership GP may at any time prior to receipt of the Partnership Unitholder Approval, make a Change of Recommendation and/or terminate this Agreement pursuant to Section 7.1(h) if (and only if): (i) (A) a written Acquisition Proposal (that did not result from a material breach of Section 5.4(a)) is made by a third party after the date hereof, and such Acquisition Proposal is not withdrawn, (B) the Partnership GP’s Board of Directors determines in good faith after consultation with its financial advisors and outside legal counsel that such Acquisition Proposal constitutes a Superior Offer and (C) following consultation with outside legal counsel, the Board of Directors of the Partnership GP determines that the failure to make a Change of Recommendation or terminate this Agreement pursuant to Section 7.1(h) would reasonably be expected to be inconsistent with the duties of the Partnership GP under applicable Law and the Existing Partnership Agreement; and (ii) (A) the Partnership provides Parent seventy-two (72) hours’ prior written notice of its intention to take such action, which notice shall include the information with respect to such Superior Offer that is specified in Section 5.4(b), (iii) after providing such notice and prior to making such Change of Recommendation or termination of this Agreement pursuant to Section 7.1(h), in either case, in connection with a Superior Offer, the Partnership shall negotiate in good faith with Parent during such seventy-two (72) hour period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement, such that the Acquisition Proposal ceases to constitute a Superior Offer, and (iv) the Board of Directors of the Partnership GP shall have considered in good faith any changes to the terms of this Agreement proposed in writing in a manner that would form a binding contract if accepted by the Partnership by Parent, and following such seventy-two (72) hour period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the Acquisition Proposal would continue to constitute a Superior Offer if such changes of this Agreement proposed in writing by Parent were to be given effect; provided that, in the event that the Acquisition Proposal is thereafter modified by the party making such Acquisition Proposal, the Partnership shall provide written notice of such modified Acquisition Proposal and shall again comply with this Section 5.4(e), except that the required seventy-two (72) hour period for notice, negotiation and consideration in clauses (ii), (iii) and (iv) of this Section 5.4(e) shall be shortened to a forty-eight (48) hour period in each instance.

(f) Other than in connection with a Superior Offer (which shall be subject to Section 5.4(e) and shall not be subject to this Section 5.4(f)), nothing in this Agreement shall prohibit or restrict the Board of Directors of the Partnership GP from making a Change of Recommendation in response to an Intervening Event to the extent that (i) the Board of Directors of the Partnership GP, or any committee thereof, determines in good faith, after consultation with the Partnership’s outside legal counsel, that the failure of the Board of Directors of the Partnership

GP to effect a Change of Recommendation would reasonably be expected to be inconsistent with the duties of the Partnership GP under applicable Law and the Existing Partnership Agreement, and (ii) (A) the Partnership provides Parent seventy-two (72) hours’ prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) after providing such notice and prior to making such Change of Recommendation, the Partnership shall negotiate in good faith with Parent during such seventy-two (72) hour period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as to obviate the need for the Board of Directors of the Partnership GP to make a Change of Recommendation pursuant to this Section 5.4(f), and (C) the Board of Directors of the Partnership GP, or any committee thereof, shall have considered in good faith any changes to the terms of this Agreement offered in writing in a manner that would form a binding contract if accepted by the Partnership by Parent, and following such seventy-two (72) hour period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to effect a Change of Recommendation in response to such Intervening Event would be inconsistent with duties of the Partnership GP under applicable Law and the Existing Partnership Agreement.

(g) Nothing contained in this Section 5.4 or elsewhere in this Agreement shall prohibit the Partnership or the Board of Directors of the Partnership GP from taking and disclosing to its unitholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from issuing a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided, however, that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Board of Directors of the Partnership GP with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Change of Recommendation unless the Board of Directors of the Partnership GP in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Board of Directors of the Partnership GP.

(h) As used in this Agreement:

(i) “Acquisition Proposal” means any bona fide offer or proposal, whether or not in writing, or any bona fide written indication of interest, received from or made public by a third party (other than an offer, proposal or indication of interest by Parent, Merger Sub or their respective affiliates) relating to any Acquisition Transaction;

(ii) “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) pursuant to which any person, other than Parent, Merger Sub or their respective affiliates, (A) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) assets of the Partnership and its Subsidiaries equal to twenty-five percent (25%) or more of the Partnership’s consolidated assets (based on their fair market value thereof) or to which twenty-five percent (25%) or more of the Partnership’s revenues or earnings on a consolidated basis are attributable, or (B) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) beneficial ownership (within the meaning of Section 13 under the Exchange Act) of twenty-five percent (25%) or more of any class of equity securities of the Partnership entitled to vote with respect to the approval of this Agreement; and

(iii) “Intervening Event” means any material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), to or by the Board of Directors of the Partnership GP as of the date of this Agreement, which event, fact, circumstance, development, occurrence or material consequences becomes known to or by the Partnership GP’s Board of Directors prior to obtaining the Partnership Unitholder Approval; provided, however, that such event, fact, circumstance, development or occurrence shall not constitute an Intervening Event if such event, fact, circumstance, development or occurrence: (i) generally affects the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, unless such event, fact, circumstance, development or occurrence disproportionately affects the Partnership and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Partnership and its Subsidiaries or Parent and its Subsidiaries operate, as applicable; (ii) results from or arises out of (a) any changes or developments in the industries in which the Partnership or any of its Subsidiaries or Parent or any of its Subsidiaries conducts its business, as applicable, (b) any changes or developments in prices for oil, natural gas or other commodities or for the Partnership’s or Parent’s raw material inputs and end products, (c) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Partnership or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement), (d) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (e) any failure by Parent or the Partnership to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (e) shall not prevent or otherwise affect a determination that any event, fact, circumstance, development or occurrence underlying such failure has resulted in an Intervening Event), (f) any changes in the unit price or trading volume of the Partnership Units or Parent Common Units or in the credit rating of Parent or the Partnership or any their respective Subsidiaries (provided that the exception in this clause (f) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in an Intervening Event), (g) any Acquisition Proposal or (h) any Superior Offer, except, in each case with respect to clauses (a), (b) and (d), to the extent disproportionately affecting the Partnership and its Subsidiaries or Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Partnership and its Subsidiaries or Parent and its Subsidiaries operate, as applicable; and

(iv) “Superior Offer” means a written Acquisition Proposal for an Acquisition Transaction (with references in the definition thereof to “twenty-five percent (25%)” being deemed to be replaced with references to “fifty percent (50%)”) that the Board of Directors of the Partnership GP, or any committee thereof, determines, in good faith, after consultation with its outside legal counsel and its financial advisor, is (i) if accepted, reasonably likely to be consummated and (ii) more favorable to the Partnership’s unitholders (including, without limitation, from a financial point of view) than the Merger and the transactions contemplated by this Agreement (taking into account at the time of determination any proposal by Parent to amend or modify the terms of this Agreement which are committed to in writing and after taking into account such factors deemed relevant by the Board of Directors of the Partnership GP, or any committee thereof, including the form of consideration, timing, required approvals, conditions to consummation, and other factors that the Board of Directors of the Partnership GP may consider in the exercise of the duties of the Partnership GP under applicable Law and the Existing Partnership Agreement).

Section 5.5 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Partnership shall prepare and file with the SEC the Form S-4, which will include the Proxy Statement/Prospectus. Each of Parent and the Partnership shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. The Partnership will cause the Proxy Statement/Prospectus to be mailed to the Partnership’s unitholders as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state or provincial securities laws in connection with the issuance and reservation of Parent Common Units in the Merger, and the Partnership shall furnish all information concerning the Partnership and the holders of Partnership Common Units and Partnership Preferred Units, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement/Prospectus will be made by Parent or the Partnership, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon. Parent or the Partnership, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Units issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Partnership, or any of their respective affiliates, officers or directors, is discovered by Parent or the Partnership which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the unitholders of the Partnership.

(b) The Partnership shall take all action necessary in accordance with applicable Laws and the Partnership Organizational Documents to duly give notice of, convene and hold a meeting of its unitholders, to be held as promptly as practicable after the Form S-4 is declared effective under the Securities Act, to consider the adoption of this Agreement (the “Partnership Unitholders’ Meeting”). The Partnership will, except in the case of a Change of Recommendation, through the Board of Directors of the Partnership GP, recommend that its unitholders adopt this Agreement and will use reasonable best efforts to solicit from its unitholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of its unitholders required by the rules of the NYSE or applicable Laws to obtain such approvals. Without limiting the generality of the foregoing, unless this Agreement is terminated pursuant to Article VII, the Partnership agrees that (i) its obligations pursuant to the first sentence of this Section 5.5(b) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to the Partnership of any Acquisition Proposal or (B) any Change of Recommendation and (ii) no Acquisition Proposal shall be presented to the Partnership’s unitholders for approval at the Partnership Unitholders’ Meeting or any other meeting of the Partnership’s unitholders; provided that, nothing set forth in this Section 5.5(b) shall prohibit the Partnership or the Board of Directors of the Partnership GP from disclosing to the Partnership’s unitholders the existence of, or any terms or provisions of, any Acquisition Proposal or any of the modifications thereto.

(c) Notwithstanding anything in this Agreement to the contrary, the Partnership may, in consultation with Parent, postpone or adjourn the Partnership Unitholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Partnership Unitholder Approval, (ii) if there are insufficient shares of Partnership Common Units and Partnership Preferred Units present to constitute a quorum to conduct business at such meeting, (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Partnership has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the unitholders of the Partnership prior to the Partnership Unitholders’ Meeting or (iv) if the Partnership has delivered any notice contemplated by Section 5.4(e) and the time periods contemplated by Section 5.4(e) have not expired.

Section 5.6 Equity-Based Awards.

(a) At the Effective Time, each outstanding Partnership Restricted Unit shall be entitled to receive the Merger Consideration pursuant to Section 2.1(a). With respect to each Partnership Restricted Unit that has a grant date prior to January 1, 2023 (a “Pre-2023 Partnership Restricted Unit”), the vesting restrictions shall lapse as of immediately prior to the Effective Time. With respect to any outstanding Partnership Restricted Unit other than a Pre-2023 Partnership Restricted Unit, the Merger Consideration to be received pursuant to such award shall remain subject to the same restrictions and other terms and conditions (including as to vesting and forfeiture and any so-called “double-trigger” protection) as were applicable to the corresponding Partnership Restricted Unit immediately prior to the Effective Time.

(b) At the Effective Time, each outstanding Partnership Performance Unit that has a grant date prior to January 1, 2023 or that is otherwise vested at the Effective Time (a “Pre-2023 Partnership Performance Unit”) shall, at the Effective Time, be cancelled in exchange for the payment of (i) the Merger Consideration with respect to the number of Partnership Common Units equal to the total number of Partnership Common Units (inclusive of any Partnership Distribution PIK Units) issuable pursuant to such Pre-2023 Partnership Performance Unit based, in the case of any Pre-2023 Partnership Performance Unit, upon the attainment of the applicable Partnership Performance Assumption and (ii) an amount in cash equal to any accrued but unpaid cash distribution equivalents with respect to such Pre-2023 Partnership Performance Units.

(c) At the Effective Time, each outstanding Partnership Performance Unit (other than Pre-2023 Partnership Performance Units) shall be assumed by Parent and converted into a time-based phantom unit award with respect to Parent Common Units (each an “Assumed Performance Unit Award”). Each Assumed Performance Unit Award shall be converted into a phantom unit award representing a contractual right upon vesting to receive a number of Parent Common Units equal to the product obtained by multiplying (i) the number of Partnership Common Units subject to such Assumed Performance Unit Award immediately prior to the Effective Time (including any Partnership Distribution PIK Units) assuming attainment of the applicable Partnership Performance Assumption by (ii) the Exchange Ratio, rounded up or down to the nearest whole Parent Common Unit. Each Assumed Performance Unit Award shall otherwise be subject to the same terms and conditions (including as to vesting and forfeiture, any associated distribution equivalent rights and any so-called “double-trigger” protection) as were applicable to the corresponding Partnership Performance Unit immediately prior to the Effective Time, except such Assumed Performance Unit Award shall no longer be subject to performance-based vesting conditions and in the event any distribution is declared in respect of Parent Common Units, the corresponding distribution equivalent right for each Assumed Performance Unit Award shall be settled within thirty (30) days following the time as distributions are paid to Parent Common Unit holders generally.

(d) Prior to the Effective Time, the Partnership shall take all actions (including obtaining any necessary determinations and/or resolutions of the Board of Directors of the Partnership GP or a duly authorized committee thereof, and, if appropriate, amending the terms of the EUPP) that may be necessary or required under the EUPP and applicable Laws to ensure that (i) no new offering period under the EUPP shall begin after the closing of the offering period in effect on the date hereof (which shall end on September 30, 2023 or, if earlier, the date that is ten (10) business days prior to the Effective Time); (ii) no new participant may enroll in the EUPP from and after the date hereof; (iii) no current participant in the EUPP may increase his or her contribution rate with respect to the current offering period; (iv) the current offering period shall end, and all rights pursuant thereto shall be exercised during the ten (10)-day period following September 30, 2023 (or, if earlier, the ten (10)-day period prior to the Effective Time) (such period, the “Purchase Period”) and any remaining contributions held in the participant accounts under the EUPP after the purchase of Partnership Common Units at the end of such Purchase Period and satisfaction of any applicable withholding obligations shall be returned to the participant (without interest) after the last business day of such Purchase Period, and (v) the EUPP shall terminate in its entirety as soon as reasonably practicable following the last business day of the Purchase Period and no further rights shall be granted or exercised under the EUPP thereafter. Notwithstanding any restrictions set forth pursuant to the EUPP, all Partnership Common Units purchased under the EUPP shall be treated in accordance with Section 2.1(a).

(e) The Partnership shall take any and all actions reasonably necessary to effectuate the transactions contemplated by this Section 5.6. Any amounts payable in connection with the Effective Time pursuant to Sections 5.6(a) or (b) shall be reduced by such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment or issuance, within ten (10) business days following the Effective Time, or such later date as may be necessary to avoid the imposition of additional taxes pursuant to Section 409A of the Code.

(f) As soon as practicable and in all events prior to the earlier to occur of (i) the Effective Time and (ii) December 31, 2023, the Partnership shall (x) terminate, with immediate effect, the Crestwood Operations LLC Annual Cash Bonus to Equity Plan (the “Cash-to-Equity Plan”) and all elections thereunder and (y) provide that, notwithstanding any election pursuant to the Cash-to-Equity Plan, all bonus payments with respect to the 2023 (and, if applicable, 2024) bonus years under the Partnership AIP shall be made solely in cash in accordance with Section 5.7(d).

(g) The Partnership shall take any and all actions reasonably necessary to effectuate the transactions contemplated by this Section 5.6.

Section 5.7 Employee Matters.

(a) Following the Effective Time and until the first anniversary of the Closing Date (or, if earlier, the date of termination of employment of an applicable Current Employee), Parent shall, or shall cause one of its Subsidiaries to, provide the individuals who are employed by the Partnership or any of its Subsidiaries immediately before the Effective Time (the “Current Employees”) and who continue employment during such time period with (i) annual base salary or hourly wage rate (as applicable) that are no less favorable than the annual base salary or hourly wage rate (as applicable) provided to such Current Employees immediately prior to the Effective Time and (ii) other compensation and employee benefits (excluding any defined benefit and supplemental pensions, and retiree or post-termination health or welfare benefits (collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to the other compensation and employee benefits (subject to the same exclusions) provided to similarly situated employees of Parent and its Subsidiaries. In the event that, following the Effective Time and until the first anniversary of the Closing Date, a Current Employee’s employment is terminated by Parent or its Subsidiary without cause, as reasonably determined by Parent or its Subsidiary, such Current Employee shall be entitled to severance benefits pursuant to the formula set forth on Section 5.7(a) of the Partnership Disclosure Schedule, subject to such Current Employee’s execution of a customary release and waiver of claims; provided, that such Current Employee is not otherwise entitled to receive severance benefits under any employment, severance, change in control, retention or similar agreement or arrangement between such Current Employee and the Partnership or any of its affiliates.

(b) For purposes of vesting, eligibility to participate and, solely for vacation and paid time off policies and severance plans and policies, determining levels of benefits (but not, for the avoidance of doubt, for any purposes under any plan or program providing for Excluded Benefits) under the Benefit Plans of Parent and its Subsidiaries providing benefits (other than those providing Excluded Benefits) to any Current Employees after the Effective Time (the “New Plans”), each Current Employee shall be credited with his or her years of service with the Partnership and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent and for the same purpose as such Current Employee was entitled, before the Effective Time, to credit for such service under any similar Partnership Benefit Plan in which such Current Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits, compensation or coverage with respect to the same period of service. In addition, and without limiting the generality of the foregoing, for the plan year that includes the Closing Date, Parent shall, and shall cause its Subsidiaries (as applicable) to, use commercially reasonable efforts to provide that (i) each Current Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Partnership Benefit Plan in which such Current Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Current Employee cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Current Employee and his or her covered dependents, unless and to the extent the individual, immediately prior to entry in the New Plans, was subject to the same such conditions under the comparable Old Plans, (iii) credit amounts paid under any Old Plan providing medical, dental, pharmaceutical and/or vision benefits under any corresponding New Plan for purposes of applying the corresponding deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the New Plan with respect to the plan year in which the Effective Time occurs, and (iv) assume and honor all accrued, unused vacation and paid time off accrued by the Current Employees prior to the Effective Time. From and after the Effective Time, the Parent shall, and shall cause its Subsidiaries (as applicable) to, honor all obligations and rights under all employment and other agreements set forth on Section 5.7(b) of the Partnership Disclosure Schedule in effect on the date of this Agreement or otherwise entered into pursuant to the terms of this Agreement, if any, between the Partnership (or a Subsidiary thereof) and a Current Employee, it being understood that the foregoing shall not be construed to limit any amendments or terminations otherwise permitted by the terms of the applicable arrangements. For purposes of this Agreement, “Benefit Plans” means any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), (ii) bonus, incentive or deferred compensation, equity or equity-based compensation or phantom equity plan, program, policy, agreement or arrangement, including employer stock and incentive plans, (iii) severance, change in control, employment, individual consulting, retirement, retention or termination plan, program, agreement, policy or arrangement or (iv) other compensation or benefit plan, program, agreement, policy, practice, contract, arrangement or other obligation, whether or not in writing and whether or not subject to ERISA, including all bonus, cash or equity-based incentive, deferred compensation, equity purchase, health, medical, dental, disability, accident, life insurance, or vacation, paid time off, perquisite, fringe benefit, severance, change of control, retention, employment, separation, retirement, pension, or savings, plans, programs, policies, agreements or arrangements.

(c) If requested by Parent, subject to the terms of any such Partnership Benefit Plan and applicable Law, the Partnership shall (i) terminate any Partnership Benefit Plan qualified under Section 401(a) of the Code and containing a Code Section 401(k) cash or deferred arrangement (a “Partnership 401(k) Plan”), (ii) fully vest each Current Employee in his or her account balance in such Partnership 401(k) Plan, and (iii) make or cause to be made to the Partnership 401(k) Plan all employer contributions that would have been made on behalf of the Current Employees had the transaction contemplated by this Agreement not occurred, regardless of any service or end-of-year employment requirements, but prorated for the portion of the plan year that ends on the Closing Date, in each case, effective at least one day prior to the Closing Date (the “ERISA Effective Date”). Prior to the ERISA Effective Date, the Partnership shall provide Parent with unexecuted resolutions of its or, as applicable, its Subsidiary’s Board of Directors authorizing such termination and amending any such Partnership 401(k) Plan commensurate with its termination to the extent necessary to comply with all applicable Laws for Parent’s review and consent (such consent not to be unreasonably conditioned or withheld), and shall provide Parent with duly executed versions of such documentation no later than the ERISA Effective Date. The Partnership shall also take and/or cause its Subsidiaries to take such other actions in furtherance of the termination of each Partnership 401(k) Plan as Parent may reasonably require, including such actions as Parent may require prior to the Effective Time to support Parent obtaining a determination letter with respect to the termination of each Partnership 401(k) Plan following the ERISA Effective Date.

(d) If the Closing Date occurs prior to the time when annual incentive amounts for 2023 under the Partnership’s annual cash incentive program in effect on the date hereof and set forth on Section 3.9(a) of the Partnership Disclosure Schedule (the “Partnership AIP”) would normally be paid, the Current Employees eligible to participate in the Partnership AIP shall be eligible to receive an amount equal to the Current Employee’s target annual cash incentive amount under the Partnership AIP, as in effect immediately prior to the Closing Date (the “2023 Bonus Amount”). The 2023 Bonus Amount shall be paid by Parent or its Subsidiary at such time as the Partnership has historically paid annual incentive amounts in the ordinary course of business under the Partnership AIP, subject to such Current Employee remaining employed through the applicable payment date (or, if earlier, upon a termination of the Current Employee’s employment with the Partnership or its Subsidiaries by Parent, the Partnership or their respective Subsidiaries, as applicable, without cause, subject to the execution of a customary release of claims and acknowledgment that any such payment will be in satisfaction of, and not in addition to, any other contractual entitlement to pay the Current Employee an actual or prorated annual bonus in respect of calendar year 2023).

(e) Following the date of this Agreement and prior to the Closing Date, Parent shall, or shall cause its applicable Subsidiary to, adopt a severance plan with the terms set forth on Section 5.7(a) of the Partnership Disclosure Schedule; provided, that no employee shall be eligible to receive benefits under such plan with respect to a termination of employment occurring following the first anniversary of the Closing Date. Reasonably in advance of the Closing Date, Parent shall provide the Partnership with a copy of such severance plan and shall consider in good faith any reasonable comments provided by the Partnership thereon.

(f) Nothing in this Section 5.7 shall be construed as the establishment of an amendment of, or undertaking to amend, any Benefit Plan or to prevent the amendment, modification or termination of any Benefit Plan or any other compensation or benefit plan, program, policy, agreement or arrangement. Nothing in this Section 5.7 shall limit the right of

Parent, the Surviving Entity or any of their Subsidiaries to terminate the employment of any Current Employee at any time, subject to any rights to severance or other separation benefits accrued as of the applicable termination date under a Partnership Benefit Plan. Without limiting the generality of Section 8.13, the provisions of this Section 5.7 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee, other service provider or independent contractor or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment, modification or termination to any Partnership Benefit Plan, each Benefit Plan sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Subsidiaries, or under which Parent or any of its Subsidiaries has any material liability (contingent or current), or other compensation or benefit plan, program, policy, agreement or arrangement (including any New Plan) for any purpose.

Section 5.8 Regulatory Approvals; Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use (and shall cause its Subsidiaries and affiliates to use) its reasonable best efforts to promptly take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Regulatory Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to: (i) obtain all necessary actions or nonactions, waivers, clearances, consents and approvals, including the Partnership Approvals and the Parent Approvals, from Governmental Entities and make all necessary registrations, notifications and filings and take other steps as may be necessary to obtain an action or nonaction, waiver, clearance, expiration of waiting period, consent or approval from, or to avoid an action or proceeding by, any Governmental Entity, in each case as promptly as practicable, (ii) obtain all necessary consents, approvals or waivers from third parties other than any Governmental Entity, in each case as promptly as reasonably practicable, and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, each party shall (i) as promptly as practicable (and in any event not more than ten (10) business days) after the date hereof, make an appropriate filing under the HSR Act, (ii) make available to the other party such information as the other party may reasonably request in order to make its HSR Act filing, (iii) keep the other party apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other party with copies of notices or other communications or correspondence with any third party and/or any Governmental Entity (or members of their respective staffs) with respect to such transactions; and (iv) permit counsel for the other party a reasonable opportunity to review and provide comments on any proposed communication or submission to a Governmental Entity in connection with the transactions contemplated hereby thereon, and consider in good faith the views of the other party in connection therewith; provided that materials required to be provided pursuant to this Section 5.8(b) may be redacted (A) to remove references concerning valuation, (B) as necessary to comply with contractual arrangements, (C) as necessary to comply with applicable Law, and (D) as necessary to address reasonable privilege or confidentiality concerns; provided further, that a party may reasonably designate any competitively sensitive material provided to another party under this Section 5.8 as “Outside Counsel Only.” No party shall participate in any substantive meeting or discussion with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.

(c) In furtherance and not in limitation of the foregoing, each of Parent, Merger Sub and the Partnership shall use their reasonable best efforts to satisfy the conditions to Closing identified in Section 6.1 of this Agreement, including (i) making an appropriate response to any request for information or documentary material (including any “second request” under the HSR Act) regarding the transactions contemplated by this Agreement from any relevant Governmental Entity and (ii) using reasonable best efforts to assist and cooperate with the other party in doing all things necessary, proper or advisable to consummate and make effective the transactions as soon as reasonably practicable, and in any event, prior to the End Date.

(d) Notwithstanding anything to the contrary in this Agreement, Parent agrees, and shall cause its Subsidiaries and affiliates, to take any and all steps necessary to (and the Partnership agrees, and shall cause its Subsidiaries and affiliates, as necessary, to cooperate with Parent to) eliminate each and every impediment under any Antitrust Law that is asserted by any Governmental Entity or any other party so as to enable the parties hereto to close the transactions contemplated hereby no later than the End Date, including but not limited to defending through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing from occurring no later than the End Date; provided, however, that such litigation in no way limits the other obligations of the parties; provided, further, that notwithstanding anything to the contrary contained in this Section 5.8 or otherwise in this Agreement, Parent shall not be required to, nor shall it be required to agree or consent to allow the Partnership to (and the Partnership shall not, without Parent’s prior written consent) (i) sell, divest, license, transfer or otherwise dispose of any businesses, assets, equity interest, product lines, or properties of any person, (ii) create, terminate, modify or amend any agreements, relationships, rights or obligations of any person, or (iii) accept any restriction on its freedom of action after Closing.

Section 5.9 Takeover Statutes. If any takeover law may become, or may purport to be, applicable to the Merger or any other transactions contemplated hereby, each of the Partnership and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.10 Public Announcements. Except (a) following any Change of Recommendation or (b) with respect to action taken by the Partnership or the Board of Directors of the Partnership GP pursuant to, and in accordance with, Section 5.4, so long as this Agreement is in effect, Parent and the Partnership shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each party shall consult with each other before issuing any press release or public statement with respect to the Merger and, subject to the requirements of applicable Law or the rules of any securities exchange, shall not issue any such press release or public statement prior to such consultation. Each of Parent and the Partnership may issue a press release, reasonably acceptable to the other party, announcing this Agreement.

Section 5.11 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of each current and former director, officer or employee of the Partnership, the Partnership GP or any of their Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Partnership or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) as provided in the respective certificates of limited partnership, partnership agreements, certificates of formation, limited liability company agreements of the Partnership or the Partnership GP or any of their respective Subsidiaries (including the Partnership Organizational Documents) or other organizational documents or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, Parent and the Surviving Entity shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Partnership’s, the Partnership GP and any of their Subsidiaries’ certificates of limited partnership, partnership agreements, certificates of formation, limited liability company agreements, certificates of incorporation and bylaws or similar organizational documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Partnership the Partnership GP or any of its Subsidiaries with any of their respective current or former Indemnified Parties in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Entity’s or in the Partnership GP’s certificate of formation and limited liability company agreement partnership agreement in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former Indemnified Parties; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the final disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Entity and its Subsidiaries to honor and perform, in accordance with their respective terms, each of the covenants contained in this Section 5.11 without limit as to time.

(b) Parent and the Surviving Entity shall jointly and severally, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each Indemnified Party, in each case against any costs or expenses (including advancing attorneys’ fees and expenses and other costs and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking to the extent required by the Partnership

Organizational Documents or the Delaware LP Act to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and including any matters addressed by alternative dispute resolution mechanism(s) (an “Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred at or before the Effective Time (including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Partnership and in all cases including any matters pertaining or relating to this Agreement, the transactions contemplated hereby and any approvals, determinations or processes relating to the foregoing). In the event of any such Action, the Surviving Entity shall cooperate with the Indemnified Party in the defense of any such Action.

(c) The Partnership shall fully prepay and bind no later than immediately prior to the Closing, a “tail” insurance policy or policies with a claims period of at least six (6) years from and after the Effective Time with insurance companies with an A.M. Best rating of no less than A- for the persons who, as of the date of this Agreement, are covered by the existing directors’ and officers’ liability insurance policies and fiduciary liability insurance policies of the Partnership, the Partnership GP and their Subsidiaries with respect to matters existing or arising on or before the Effective Time; provided, however, that Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Partnership prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. Following the Closing, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, maintain such “tail” policies in full force and effect, and continue to honor the obligations thereunder.

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.11.

(e) The rights of each Indemnified Party shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificates of limited partnership or partnership agreements or other organization documents of the Partnership or any of its Subsidiaries or the Surviving Entity, any other indemnification arrangement, the Delaware LP Act or otherwise.

(f) In the event Parent, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving entity or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall assume the obligations of such party set forth in this Section 5.11. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Partnership or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.11 is not prior to, or in substitution for, any such claims under any such policies.

(g) The obligations of Parent and the Surviving Entity under this Section 5.11 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.11 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 5.11 applies shall be third-party beneficiaries of this Section 5.11, and (ii) this Section 5.11 shall survive consummation of the Merger and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Parent and the Surviving Entity and their respective successors and assigns.

Section 5.12 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Partnership, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Partnership and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.13 Section 16 Matters. Prior to the Effective Time, Parent and the Partnership shall take all such steps as may be required to cause any dispositions of Partnership Units (including derivative securities with respect to Partnership Units) or acquisitions of Parent Units (including derivative securities with respect to Parent Units) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14 Intended Tax Treatment.

(a) Parent and the Partnership each acknowledge and agree that, for U.S. federal and applicable state and local income tax purposes, the Merger is intended to be treated as an “assets-over” partnership merger transaction under Treasury Regulations Sections 1.708-1(c)(1) and 1.708-1(c)(3)(i) (and, solely with respect to Redemption Elections, Treasury Regulations Sections 1.708-1(c)(4) and 1.708-1(c)(5) (Example 5)) whereby the Partnership is intended to be the terminating partnership and Parent is intended to be the resulting partnership, and as a result, the Merger is intended to be treated for U.S. federal and applicable state and local income Tax purposes as (A) with respect to any holder of Partnership Preferred Units that receives cash in respect of a Redemption Election, a sale of any of its Partnership Preferred Units for which cash was received in respect of a Redemption Election, immediately followed by (B) a contribution of all of the assets and liabilities of the Partnership to Parent solely in exchange for interests in the resulting partnership (i.e., the Merger Consideration and Substantially Equivalent Units), immediately followed by (C) a liquidating distribution by the Partnership of such Merger Consideration and Preferred Consideration to the remaining partners of the Partnership (the “Intended Tax Treatment”). Unless required to do so as a result of a final “determination” as defined in Section 1313 of the Code, each of Parent and the Partnership will not (and will cause its respective affiliates not to) make any tax filings or otherwise take any position inconsistent with the Intended Tax Treatment and will (and will cause its respective affiliates to) cooperate with the other party to make any filings, statements or reports required to effect, disclose or report the Intended Tax Treatment.

(b) Each of Parent and the Partnership will (and will cause its respective affiliates to) use its reasonable best efforts to cause the Merger to properly be treated, and will not take or knowingly fail to take (and will cause its affiliates not to take or knowingly fail to take) any actions that would reasonably be expected to prevent or impede the Merger from being properly treated, in accordance with the Intended Tax Treatment. Each of Parent and the Partnership shall notify the other party promptly after becoming aware of any fact or circumstance that could reasonably be expected to (i) cause the Merger to fail to qualify for the Intended Tax Treatment or (ii) prevent or impede the receipt of any of the Required Tax Opinions as contemplated by Article VI.

(c) Each of Parent and the Partnership will use its reasonable best efforts and will reasonably cooperate with one another to obtain the opinions of counsel referred to in Section 6.1(d), Section 6.1(e), Section 6.2(d) and Section 6.3(c) (the “Required Tax Opinions”), which efforts shall include seeking and accepting an opinion of alternative counsel with nationally recognized expertise in publicly traded partnerships if the applicable counsel named in Section 6.1(d), Section 6.1(e), Section 6.2(d) or Section 6.3(c) is unavailable, unwilling or unable to timely render the applicable Required Tax Opinion. In connection therewith, (i) Parent shall deliver to requisite counsels one or more duly executed certificates containing such representations as shall be reasonably necessary or appropriate to enable such counsels to render the Required Tax Opinions, as applicable (the “Parent Tax Certificate”) and (ii) the Partnership shall deliver to requisite counsels one or more duly executed certificates containing such representations as shall be reasonably necessary or appropriate to enable such counsels to render the Required Tax Opinions, as applicable (the “Partnership Tax Certificate”), in each case dated as of the Closing Date (and, if requested, Parent and the Partnership shall deliver such certificates to requisite counsels in connection with any opinions to be filed in connection with the Form S-4, dated as of the date of such opinions), and Parent and the Partnership shall provide such other information as shall be reasonably requested by counsels for purposes of rendering the Required Tax Opinions (or any opinions to be filed in connection with the Form S-4).

Section 5.15 NYSE Listing. Parent shall cause the Parent Units to be issued in the Merger and such other Parent Units to be reserved for issuance in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 5.16 Distributions. After the date of this Agreement, each of the Partnership and Parent shall coordinate with the other regarding the declaration of any distributions in respect of Parent Common Units and any distributions in respect of Partnership Units (other than the Special Distribution) and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Parent Common Units and Partnership Common Units shall not receive two (2) distributions or fail to receive one distribution, as applicable, in any quarter with respect to their Parent Common Units or Partnership Units (other than the Special Distribution) and any Parent Common Units any holder of Partnership Units receives in exchange therefor in the Merger.

Section 5.17 Treatment of Existing Indebtedness. Prior to or at the Closing, the Partnership shall deliver to Parent an executed payoff letter (a “Payoff Letter”), in a form and substance reasonably acceptable to Parent, from the lenders, or the administrative agent (or similar person) on behalf of the lenders, as applicable, under the Partnership Credit Agreement. Such Payoff Letter shall (a) confirm the aggregate outstanding principal amount and all accrued but unpaid interest, fees and other obligations required to be paid to fully satisfy all Partnership Indebtedness under the Partnership Credit Agreement, as of the Closing Date, (b) contain payment instructions, (c) provide for the satisfaction, release and discharge of the Partnership Indebtedness under the Partnership Credit Agreement and the agreement by such administrative agent or lenders to the release of all Liens (including mortgages) upon the payment of such amount in accordance with the payment instructions and (d) provide for the authorization to file Uniform Commercial Code termination statements upon the payment in full of the outstanding amounts under the Partnership Credit Agreement and releases as are reasonably necessary to release all Liens (including mortgages) created in connection with the Partnership Credit Agreement.

Section 5.18 Niobrara Notice of Change of Control. The Partnership shall, or shall cause Crestwood Midstream Partners LP (“Crestwood Midstream”) to, deliver to CN Jackalope Holdings, LLC (and any transferee) (“Jackalope”) notice of this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the Niobrara LLC Agreement. If Jackalope delivers a Change of Control Redemption Notice (as defined in the Niobrara LLC Agreement) to Crestwood Midstream in accordance with the Niobrara LLC Agreement, Crestwood Midstream shall, within five (5) business days following receipt of such Change of Control Redemption Notice, deliver a Consideration Election Notice (as defined in the Niobrara LLC Agreement) to Jackalope electing to redeem the then-outstanding Series A Preferred Units for cash. Pursuant to the terms of Section 4.06(b) of the Niobrara LLC Agreement and the foregoing, the Partnership shall, and shall cause Crestwood Midstream to, redeem simultaneously with the Closing the Series A Preferred Units for which a Change of Control Redemption Notice was delivered in accordance with the Niobrara LLC Agreement and which remain outstanding as of Closing.

Section 5.19 Partnership GP Cash Election. On or promptly following the date hereof, the Partnership shall cause the Partnership GP to elect that any holder of Partnership Preferred Units that properly makes a Redemption Election shall receive the consideration therefor in cash, pursuant to and in accordance with the terms of Section 5.8 of the Existing Partnership Agreement.

Section 5.20 Obligations of Merger Sub and the Surviving Entity. Parent shall take all action necessary to cause Merger Sub and the Surviving Entity to perform their respective obligations under this Agreement.

Section 5.21 Further Actions of Parent GP. Parent GP shall take all action necessary to establish and effect the issuance of the Substantially Equivalent Units, including amending the Parent Organizational Documents, as necessary, in a form reasonably acceptable to the Partnership.

Section 5.22 Pre-Closing Transactions. Notwithstanding anything to the contrary in this Agreement, prior to the Closing, the Partnership shall (a) cause Crestwood Gas Services GP LLC to make an election on Internal Revenue Service Form 8832 to become classified as an entity disregarded as separate from the Partnership for U.S. federal income tax purposes, effective on or prior to the Closing Date and (b) upon mutual agreement by Parent and the Partnership, cause the dissolution of Crestwood Partners LLC under applicable state Law (including the making of a liquidating distribution of all of its assets to its members) or other transaction that causes Crestwood Partners LLC to cease to be treated as a regarded entity for U.S. federal income tax purposes.

Section 5.23 Partnership Preferred Units. If requested by Parent, the Partnership and Partnership GP shall use its and their commercially reasonable efforts, or otherwise use its and their commercially reasonable efforts to reasonably cooperate with Parent in respect of any plans of Parent, to (a) commence one or more tender offers to purchase any or all of the outstanding Partnership Preferred Units prior to the Closing Date for cash (the “Offer to Purchase”), the settlement of which, will be contingent on the Closing and (b) conduct one or more consent solicitations to obtain from the requisite unitholders thereof consent to certain amendments to the terms of the Partnership Preferred Units (the “Consent Solicitation”), which amendments will be contingent on the Closing. Any Offer to Purchase and Consent Solicitation shall be made on terms and conditions (including price to be paid) as are reasonably proposed by Parent, are reasonably acceptable to the Partnership and are permitted by and in compliance with or required by the terms of the Existing Partnership Agreement and applicable Laws, including applicable rules and regulations of the SEC. Subject to the receipt of the requisite consents, in connection with the Consent Solicitation, the Partnership and Partnership GP shall enter into an amendment to the Existing Partnership Agreement amending the terms and provisions of the Partnership Preferred Units in accordance with the terms described in the Consent Solicitation, which such amendment shall not become effective until the Closing Date. To the extent reasonably requested by Parent, the Partnership and Partnership GP shall provide reasonable and customary assistance, at Parent’s sole cost and expense, in connection therewith, including using commercially reasonable efforts to (i) take any actions reasonably necessary or appropriate to be taken to issue conditional notices of offers to purchase the Partnership Preferred Units or other documents necessary to commence the Offer to Purchase and/or the Consent Solicitation, as the case may be, regarding the Partnership Preferred Units, (ii) cause the Partnership’s independent accountants (and certified independent auditors of any entity recently acquired of whose financial statements would be required to be included in order for a registration statement on Form S-1 filed by the Partnership to be declared effective) to provide customary consents for use of their reports and to provide customary comfort letters (including “negative assurances” comfort) for the financial information relating to the Partnership (including any entity recently acquired by the Partnership), in each case, to the extent required in connection with the Offer to Purchase and Consent Solicitation, (iii) cause the Partnership’s Representatives to furnish any customary certificates, legal opinions or negative assurance letters in connection with the Offer to Purchase and Consent Solicitation, (iv) provide reasonable cooperation to any dealer managers, solicitation agent, information agent, depositary or similar agents retained in connection with the Offer to Purchase and Consent Solicitation in connection with their related diligence or any other activities related to the Offer to Purchase and Consent Solicitation, including providing access to documentation reasonably requested by such persons, and (v) provide reasonable assistance in the preparation of customary documentation, including any tender offer statements, prospectuses, offers to purchase or similar documents

(which may incorporate, by reference, periodic and current reports filed by the Partnership with the SEC) in compliance with applicable Laws, including applicable rules and regulations of the SEC. Any dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with the Offer to Purchase and Consent Solicitation will be selected by Parent and be reasonably acceptable to the Partnership and the fees and expenses of such agents will be paid directly by Parent. Parent shall (x) promptly, upon request by the Partnership, reimburse the Partnership for all reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees and fees and expenses of the Partnership’s accounting firms engaged to assist in connection with the Offer to Purchase and Consent Solicitation, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) incurred by the Partnership or any of its Subsidiaries; and (y) indemnify and hold harmless the Partnership, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by any of them in connection with the Offer to Purchase and Consent Solicitation other than any such losses, damages, claims, costs or expenses (i) arising from the use of information provided by the Partnership, its Subsidiaries or their respective Representatives or (ii) which are found by a court of competent jurisdiction to have resulted from fraud, intentional misrepresentation, willful misconduct or gross negligence of the Partnership, its Subsidiaries or their respective Representatives. For avoidance of doubt, the respective obligations of each party to effect the Merger shall not in any way be conditioned on the success of the Offer to Purchase and Consent Solicitation.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The Partnership Unitholder Approval shall have been obtained in accordance with applicable Law and the Partnership Organizational Documents;

(b) No Law or agreement with any Governmental Entity shall be in effect, in each case that prohibits or prevents the consummation of the Merger or the other transactions contemplated by this Agreement;

(c) All waiting periods (and extensions thereof) applicable to the Merger or the other transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated;

(d) Parent shall have received an opinion of Kirkland & Ellis LLP (or, if Kirkland & Ellis LLP is unable or unwilling to render (or timely render) such an opinion, the written opinion of another nationally recognized counsel as may be reasonably acceptable to Parent) dated as of the Closing Date to the effect that (i) at least 90% of the gross income of Parent for all of the calendar year that immediately precedes the calendar year that includes the Closing

Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code and (ii) at least 90% of the combined gross income of each of Parent and the Partnership for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code. In rendering such opinion, Kirkland & Ellis LLP or such other counsel shall be entitled to receive and rely upon the Parent Tax Certificate, the Partnership Tax Certificate and any other representations, warranties and covenants of officers of Parent and the Partnership and any of their respective affiliates as to such matters as such counsel may reasonably request;

(e) The Partnership shall have received an opinion of Vinson & Elkins L.L.P. (or, if Vinson & Elkins L.L.P. is unable or unwilling to render (or timely render) such an opinion, the written opinion of another nationally recognized counsel as may be reasonably acceptable to Partnership) dated as of the Closing Date to the effect that at least 90% of the gross income of the Partnership for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code. In rendering such opinion, Vinson & Elkins L.L.P. or such other counsel shall be entitled to receive and rely upon the Partnership Tax Certificate, the Parent Tax Certificate and any other representations, warranties and covenants of officers of the Partnership and any of its respective affiliates as to such matters as such counsel may reasonably request; and

(f) The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 6.2 Conditions to Obligation of the Partnership to Effect the Merger. The obligation of the Partnership to effect the Merger is further subject to the fulfillment (or waiver by the Partnership) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in (i) this Agreement (other than in Section 4.2(a), the first sentence of Section 4.2(g) and Section 4.9(b)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Parent Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (ii) Section 4.2(a) and the first sentence of Section 4.2(g) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any immaterial inaccuracies, and (iii) Section 4.9(b) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) or (iii), as applicable) only as of such date or period;

(b) Parent shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) Parent shall have delivered to the Partnership a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer of Parent GP, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied;

(d) The Partnership shall have received an opinion of Vinson & Elkins L.L.P. (or, if Vinson & Elkins L.L.P. is unable or unwilling to render such an opinion, the written opinion of another nationally recognized counsel as may be reasonably acceptable to Partnership) dated as of the Closing Date to the effect that for U.S. federal income tax purposes (i) the Partnership should not recognize any income or gain as a result of the Merger and (ii) no gain or loss should be recognized by holders of Partnership Common Units (in their capacity as holders of Partnership Common Units) and Partnership Preferred Units (in their capacity as holders of Partnership Preferred Units) as a result of the Merger (in the case of each of clause (i) and (ii), other than any gain or loss resulting from (A) any decrease in a holder’s share of partnership liabilities pursuant to Section 752 of the Code, (B) the receipt of cash in lieu of fractional Parent Common Units pursuant to Section 2.4(d), (C) the receipt of cash pursuant to a Special Distribution, (D) the receipt of cash in exchange for Partnership Preferred Units that are redeemed pursuant to Section 2.1(c) or Section 5.23 (E) a disguised sale attributable to contributions of cash or other property to the Partnership on or after the date of this Agreement and prior to the Effective Time, (F) any distribution of cash or property by Parent (other than to the extent such distribution qualifies as an “operating cash flow distribution” within the meaning of Treasury Regulations Section 1.707-4(b)(2)), (G) the withholding provisions of Section 2.5, (H) the application of Section 897, 1445 or 1446 of the Code and the Treasury Regulations thereunder to any non-U.S. holder of Partnership Units that has beneficially owned more than five percent of such class of Partnership Units at any time during the five-year period ending on the Closing Date, (I) the enactment or amendment of special gain recognition rules applicable to persons that hold Partnership Units received in exchange for “applicable partnership interests” (as defined in Section 1061 of the Code) or (J) the transactions contemplated by Section 5.22). In rendering such opinion, Vinson & Elkins L.L.P. or such other counsel shall be entitled to receive and rely upon the Partnership Tax Certificate, the Parent Tax Certificate and any other representations, warranties and covenants of officers of the Partnership, Parent and any of their respective affiliates as to such matters as such counsel may reasonably request;

(e) The Parent Units to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance; and

(f) There shall not have occurred since the date of this Agreement a Parent Material Adverse Effect.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the fulfillment (or the waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Partnership set forth in (i) this Agreement (other than in Section 3.2(a), the first sentence of Section 3.2(e) and Section 3.10(b)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Partnership Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect, (ii) Section 3.2(a) and the first sentence of Section 3.2(e) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any immaterial inaccuracies, and (iii) Section 3.10(b) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date or period;

(b) The Partnership shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) Parent shall have received an opinion of Kirkland & Ellis LLP (or, if Kirkland & Ellis LLP is unable or unwilling to render such an opinion, the written opinion of another nationally recognized counsel as may be reasonably acceptable to Parent) dated as of the Closing Date to the effect that for U.S. federal income tax purposes (i) Parent should not recognize any income or gain as a result of the Merger and (ii) no gain or loss should be recognized by holders of Parent Common Units (in their capacity as holders of Parent Common Units) immediately prior to the Merger as a result of the Merger (other than any gain or loss resulting from any decrease in a holder’s share of partnership liabilities pursuant to Section 752 of the Code). In rendering such opinion, Kirkland & Ellis LLP shall be entitled to receive and rely upon the Parent Tax Certificate, the Partnership Tax Certificate and any other representations, warranties and covenants of officers of Parent, the Partnership and any of their respective affiliates as to such matters as such counsel may reasonably request;

(d) The Partnership shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied; and

(e) There shall not have occurred since the date of this Agreement a Partnership Material Adverse Effect.

Section 6.4 Frustration of Closing Conditions. Neither the Partnership nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s fraud or Willful Breach of any representation, warranty, covenant or agreement in this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after Partnership Unitholder Approval has been obtained:

(a) by the mutual written consent of the Partnership and Parent;

(b) by either the Partnership or Parent, if the Merger shall not have been consummated on or prior to the End Date. For purposes of this Agreement, the “End Date” shall be December 31, 2023 as may be extended as follows:

(i) on or prior to 5:00 p.m. Central time on the business day immediately preceding the then-applicable End Date, Parent shall provide the Partnership with a written notification as to whether or not Parent will agree to extend the application and effectiveness of the covenant set forth in Section 5.2(b)(F) for a period designated in such notice of no less than 45 days and up to August 16, 2024 (the date so specified, the “Covenant Extension Date”), which extension shall be binding on Parent. If Parent extends the application and effectiveness of the covenant set forth in Section 5.2(b)(F), the End Date shall be extended to the Covenant Extension Date, and the Covenant Extension Date shall thereafter be deemed the End Date. Parent’s right to extend the End Date pursuant to this Section 7.1(b)(i) may be exercised no more than four (4) times;

(ii) the Partnership may extend the End Date for a period of no less than 45 days and up to August 16, 2024, by delivery of a written notice to Parent at or prior to 11:59 p.m. Central time on the then-applicable End Date, which date so chosen by the Partnership and set forth in the written notice shall thereafter be deemed the End Date. The Partnership’s right to extend the End Date pursuant to this Section 7.1(b)(ii) may be exercised no more than four (4) times;

(iii) if the End Date has been extended pursuant to either Section 7.1(b)(i) or Section 7.1(b)(ii), or a combination thereof, to August 16, 2024, and if all of the conditions to Closing, other than the conditions set forth in Section 6.1(b) or Section 6.1(c), shall have been satisfied or waived or shall be capable of being satisfied at such time (other than those conditions that by their nature are to be satisfied at the Closing), then (A) Parent may extend the End Date to November 16, 2024 by delivery of a written notice to the Partnership at or prior to 5:00 p.m. Central time on August 16, 2024 so long as Parent agrees in such notice to extend the application and effectiveness of the covenant in Section 5.2(b)(F) through November 16, 2024, and (B) the Partnership may extend the End Date to November 16, 2024 by delivery of a written notice to Parent at or prior to 11:59 p.m. Central time on August 16, 2024, which date shall thereafter be deemed to be the End Date; and

(iv) the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(c) by either the Partnership or Parent, if an injunction or other Law shall have been issued, entered, enacted, promulgated or become effective permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger and such injunction or other Law has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a party if such injunction was due to the failure of such party to perform any of its obligations under this Agreement;

(d) by either the Partnership or Parent, if the Partnership Unitholders’ Meeting (including any adjournments or postponements thereof) shall have concluded, at which a vote upon the adoption of this Agreement was taken, and the Partnership Unitholder Approval shall not have been obtained;

(e) by the Partnership, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, is not cured by Parent or Merger Sub within 30 days after receiving written notice from the Partnership describing such breach or failure in reasonable detail (provided that the Partnership is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(f) by Parent, if the Partnership shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, is not cured by the Partnership within 30 days after receiving written notice from Parent describing such breach or failure in reasonable detail (provided that Parent or Merger Sub is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(g) by Parent, prior to the Partnership Unitholder Approval in the event of (i) a Change of Recommendation or (ii) a Willful Breach by the Partnership of any of its obligations under Section 5.4; and

(h) by the Partnership, before the Partnership Unitholder Approval has been obtained, in order to enter into a definitive agreement with respect to a Superior Offer; provided that the Partnership shall have contemporaneously with such termination tendered payment to Parent of the Partnership Breakup Fee pursuant to Section 7.3(a).

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the provisions of this Section 7.2, Section 7.3 and Article VIII), and there shall be no other liability on the part of the Partnership or Parent to the other except as provided in Section 7.3 and, subject to Section 7.3(e), liability arising out of or the result of, a party’s fraud or any Willful Breach of any covenant or agreement in this Agreement occurring prior to termination or as provided for in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Breakup Fee.

(a) If this Agreement is terminated by the Partnership pursuant to Section 7.1(h) [Superior Offer], then the Partnership shall pay to Parent the Partnership Breakup Fee contemporaneously with and as a condition to such termination, by wire transfer of same day federal funds to the account specified by Parent.

(b) If this Agreement is terminated by Parent pursuant to Section 7.1(g)(i) [Change of Recommendation] or Section 7.1(g)(ii) [Willful Breach of Non-Solicit], then the Partnership shall pay to Parent within three (3) business days after the date of termination, the Partnership Breakup Fee, by wire transfer of same day federal funds to the account specified by Parent.

(c) If (i) this Agreement is terminated by Parent pursuant to Section 7.1(f) [Breach of Representation or Failure to Perform Covenant], so long as the breach giving rise to the right to terminate this Agreement pursuant to Section 7.1(f) was the Partnership’s failure to call and hold a Partnership Unitholders’ Meeting in violation of its obligations under Section 5.5(b), prior to such termination and after the date of this Agreement, any person (other than Parent, Merger Sub or any of their respective affiliates) shall have made an Acquisition Proposal, which shall have been publicly announced or disclosed or otherwise communicated to the Board of Directors of the Partnership GP and not have been withdrawn prior to such termination and (ii) if within twelve (12) months after such termination of this Agreement, the Partnership shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve-month period), an Acquisition Transaction, then the Partnership shall pay to Parent an amount equal to the Partnership Breakup Fee, by wire transfer of same day federal funds to the account specified by Parent, on the earlier of the public announcement of the Partnership’s entry into such agreement or the consummation of any such Acquisition Transaction. Solely for purposes of this Section 7.3(c), “Acquisition Transaction” shall have the meaning ascribed thereto in Section 5.4, except that all references to twenty-five percent (25%) shall be changed to fifty percent (50%).

(d) If (i) this Agreement is terminated by the Partnership or Parent pursuant to Section 7.1(d) [No Partnership Unitholder Approval], (ii) prior to the Partnership Unitholders’ Meeting, any person (other than Parent, Merger Sub or any of their respective affiliates) shall have made an Acquisition Proposal, which shall have been publicly announced or publicly disclosed or otherwise communicated to the holders of Partnership Units and not have been withdrawn prior to the Partnership Unitholders’ Meeting, and (iii) if within twelve (12) months after such termination of this Agreement, the Partnership shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve-month period), an Acquisition Transaction, then the Partnership shall pay to Parent an amount equal to the Partnership Breakup Fee, by wire transfer of same day federal funds to the account specified by Parent, on the earlier of the public announcement of the Partnership’s entry into such agreement or the consummation of any such Acquisition Transaction. Solely for purposes of this Section 7.3(d), “Acquisition Transaction” shall have the meaning ascribed thereto in Section 5.4, except that all references to twenty-five percent (25%) shall be changed to fifty percent (50%).

(e) Upon payment of the Partnership Breakup Fee to Parent pursuant to Sections 7.3(a), 7.3(b), 7.3(c) or 7.3(d), the Partnership shall not have any further liability with respect to this Agreement or the transactions contemplated hereby to Parent or its unitholders; provided that nothing herein shall release the Partnership from liability arising out of or the result of fraud. The parties acknowledge and agree that in no event shall the Partnership be required to pay the Partnership Breakup Fee on more than one occasion. In addition, the parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, neither party would enter into this Agreement. If the Partnership fails to pay promptly the amounts due pursuant to this Section 7.3, the Partnership will also pay to Parent interest on the unpaid amount under this Section 7.3, accruing from its due date, at an interest rate per annum equal to two (2) percentage points in the excess of the prime commercial lending rate quoted by The Wall Street Journal and the reasonable out-of-pocket expenses (including legal fees) in connection with any action taken to collect payment. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time. Effective upon the Closing, the Partnership and Parent, on behalf of themselves and each of their respective affiliates (each, a “Releasor”), shall irrevocably release, waive and discharge, to the fullest extent permitted by Law, each other Releasor and their respective equityholders, officers, directors, managers, employees, agents, partners, members, counsel, accountants, financial advisors, consultants, other advisors, successors and assigns from any and all obligations and liabilities of any kind or nature whatsoever (including any obligations or liabilities under any Environmental Law), as to facts, conditions, transactions, events or circumstances prior to the Closing that in any way arise out of, are in connection with their respective businesses, assets, liabilities, and operations; provided that the foregoing release shall not apply to (a) obligations of Parent or the Partnership pursuant to this Agreement or any other agreement, certificate or instrument being executed and delivered pursuant to or in connection with this Agreement or (b) any matter, cause or event solely occurring after the Closing.

Section 8.2 Expenses. Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that (a) fees and expenses incurred in connection with the printing, filing and mailing of the Proxy Statement/Prospectus and Form S-4 (including applicable SEC filing fees) and (b) filings fees payable under the HSR Act shall be borne by Parent.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.5 Jurisdiction; Specific Enforcement. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it at law or in equity, each of the parties shall be entitled to an injunction or injunctions or equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.3. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding relating to or arising out of this Agreement and the rights and obligations hereunder, or for recognition and enforcement of any judgment relating to or arising out of this Agreement and the rights and obligations hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising out of this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) personal delivery to the party to be notified; (b) when sent by email (in which case effectiveness shall be the earlier of (i) upon email confirmation of receipt by the receiving party (excluding out-of-office or other similar automated replies) or (ii) in the event that an email confirmation of receipt is not delivered, if such email is sent prior to 5:00 p.m. Central Time on a business day, on such business day, and if such email is sent on or after 5:00 p.m. Central Time on a business day or sent on a calendar day other than a business day, the next business day); (c) when received by facsimile by the party to be notified, provided, however, that notice given by facsimile shall not be effective unless either (i) a duplicate copy of such fax notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by fax or any other method described in this Section 8.7; (d) upon receipt after dispatch by registered or certified mail, postage prepaid or (e) when delivered by a courier (with confirmation of delivery) to the party to be notified, in each case, at the following address:

To Parent or Merger Sub:

Energy Transfer LP

8111 Westchester Drive

Suite 700, Dallas, Texas

Attention: James M. Wright

Email:       [***]

with copies to:

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

Attention:    Debbie P. Yee, P.C.

 Sean T. Wheeler, P.C.

 Camille E. Walker

Email:          debbie.yee@kirkland.com

  sean.wheeler@kirkland.com

  camille.walker@kirkland.com

To the Partnership:

Crestwood Equity Partners LP

2440 Pershing Road, Suite 600

Kansas City, MO 64108

Attention:    Michael Post

Email:         [***]

with copies to:

Vinson & Elkins L.L.P.

845 Texas Avenue

Suite 4700

Houston, Texas 77002

Attention: Sarah Morgan; Stephen M. Gill; E. Ramey Layne

Email: smorgan@velaw.com; sgill@velaw.com; rlayne@velaw.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, however, that (a) Merger Sub may assign any of its rights and delegate any of its obligations hereunder to a wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Partnership, but no such assignment shall relieve Merger Sub of any of its obligations hereunder, and (b) Parent may assign any of its rights (but not delegate any of its obligations) under this Agreement to one or more wholly owned direct or indirect subsidiaries of Parent without the prior written consent of the

Partnership, so long as, in each of clause (a) and (b), such assignment does not delay the Closing. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement which is held to be invalid or unenforceable in a court of competent jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transaction contemplated hereby are consummated as originally contemplated to the fullest extent possible. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Partnership, Parent and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of Partnership Unitholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the unitholders of the Partnership, the effectiveness of such amendment or waiver shall be subject to the approval of the unitholders of the Partnership. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries. Each of Parent, Merger Sub and the Partnership agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the Partnership or Parent and Merger Sub, as applicable, in accordance with and subject to the terms of this Agreement, and (b) except for (i) the provisions of Section 5.6, Section 5.11 and Section 8.1, and (ii) the right of the Partnership’s unitholders to receive the Merger Consideration or Preferred Consideration, as applicable, on the terms and conditions of this Agreement, this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15 Definitions.

(a) As used in this Agreement:

(i) “affiliate” means, with respect to a specified person, any other person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling,” “controlled by” and “under common control with”) means, with respect to a person, the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of equity interests, including but not limited to voting securities, by contract or agency or otherwise. Notwithstanding the foregoing, none of USA Compression Partners, LP, Sunoco LP or their respective Subsidiaries shall be deemed affiliates of Parent or any of Parent’s other Subsidiaries.

(ii) “Antitrust Law” means the Sherman Act of 1890, the Clayton Act of 1914, the HSR Act, the Federal Trade Commission Act, and all other federal, state, local and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(iii) “business day” means any day other than a Saturday, a Sunday or a legal holiday for commercial banks in New York, New York.

(iv) “Conversion Ratio” has the meaning given to such term in the Existing Partnership Agreement.

(v) “Emergency” means any sudden, unexpected or abnormal event which causes, or risks causing, imminent and substantial physical damage to or the endangerment of the safety of any property, imminent and substantial endangerment of health or safety of any person, or death or injury to any person, or imminent and substantial damage to the environment, in each case, whether caused by war (whether declared or undeclared), acts of terrorism, weather events, epidemics, outages, explosions, blockades, insurrections, riots, landslides, earthquakes, storms, hurricanes, lightning, floods, extreme cold or freezing, extreme heat, washouts, acts of Governmental Entities, including, but not limited to, confiscation or seizure, or otherwise.

(vi) “Energy Transfer Preferred Units” means, collectively, the 6.250% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 6.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 7.600% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 6.750% Series F Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units, 7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units and 6.500% Series H Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units.

(vii) “Existing Partnership Agreement” means that certain Sixth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of August 20, 2021, as amended prior to the date of this Agreement.

(viii) “knowledge” means (A) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a)(vii) of the Parent Disclosure Schedule and (B) with respect to the Partnership and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a)(vii) of the Partnership Disclosure Schedule.

(ix) “Niobrara” means Crestwood Niobrara LLC.

(x) “Niobrara LLC Agreement” means that certain Fourth Amended and Restated Limited Liability Company Agreement for Niobrara, dated July 25, 2023, between Crestwood Midstream, Jackalope and, solely for the purposes set forth therein, the Partnership.

(xi) “Parent Units” means the Parent Common Units, the Energy Transfer Preferred Units and, when issued, the Substantially Equivalent Units.

(xii) “Partnership Breakup Fee” means $96,000,000.

(xiii) “Partnership Credit Agreement” means the Third Amended and Restated Credit Agreement, dated as of December 20, 2021, as amended, restated, amended and restated, supplemented or otherwise modified from time to time, among Crestwood Midstream, as borrower, the guarantors from time to time party thereto, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent and collateral agent, and Capital One, National Association, Citizens Bank, N.A., Morgan Stanley Senior Funding, Inc., MUFG Bank Ltd. and Regions Bank, as co-documentation agents, and all pledge, security, guaranty and other agreements and documents related thereto.

(xiv) “Partnership Distribution PIK Units” means any additional Partnership Performance Units accrued in respect of a Partnership Equity Award in connection with distribution equivalent rights granted in connection therewith that provide for settlement in the form of additional Partnership Common Units.

(xv) “Partnership Equity Award” means any Partnership Restricted Unit, Partnership Performance Unit.

(xvi) “Partnership Equity Plan” means any Partnership LTIP or the EUPP.

(xvii) “Partnership Indebtedness” means the debt outstanding and all obligations due under the Partnership Credit Agreement.

(xviii) “Partnership LTIPs” means, collectively, the Partnership’s Long Term Incentive Plan (as amended and restated effective February 11, 2010) and 2018 Long Term Incentive Plan, effective as of August 14, 2018 (as amended through April 1, 2023).

(xix) “Partnership Performance Assumption” means, (A) with respect to a Partnership Performance Unit granted prior to January 1, 2023, a performance multiplier of 100%, and (B) with respect to a Partnership Performance Unit granted on or after January 1, 2023, the target level of performance for the relevant Partnership Equity Award.

(xx) “Partnership Performance Unit” means a notional right that represents the right to receive a Partnership Common Unit upon settlement, which is subject to performance-based vesting or delivery requirements, whether granted pursuant to a Partnership LTIP or otherwise.

(xxi) “Partnership Restricted Unit” means a Partnership Common Unit that is subject to vesting or forfeiture conditions, whether granted pursuant to a Partnership LTIP or otherwise.

(xxii) “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

(xxiii) “Regulatory Law” means any Antitrust Law and the Norman Y. Mineta Research and Special Programs Improvement Act of 2004, as amended.

(xxiv) “Special Distribution” means a distribution (other than and in addition to regular quarterly distributions) to the holders of the Partnership Units in an amount not to exceed $0.003 per Partnership Common Unit and $0.0003 per Partnership Preferred Unit.

(xxv) “Subsidiary” means, with respect to any person, any corporation, limited liability company, partnership, association, or business entity, whether incorporated or unincorporated, of which (A) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof, (B) if a partnership (whether general or limited), a general partner interest is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof or (C) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof. For purposes hereof, a person or persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other business entity (other than a corporation) if such person or persons shall be allocated a majority of limited liability company, partnership, association, or other business entity gains or losses. Notwithstanding the foregoing, none of USA Compression Partners, LP, Sunoco, LP or their respective Subsidiaries shall be deemed Subsidiaries of Parent or any of Parent’s other Subsidiaries.

(xxvi) “Tax” or “Taxes” means any and all U.S. federal, state or local or non-U.S. or provincial taxes (and customs duties, fees, assessments and similar charges in the nature of a tax), including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, and including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection or with respect thereto.

(xxvii) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

(xxviii) “Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

(xxix) “Willful Breach” means a material breach, or failure to perform, that is the consequence of a deliberate act or omission of a Representative or a Subsidiary of the breaching party with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

(b) Each of the following terms is defined in the section of this Agreement set forth opposite such term:

Defined Term	Section
2023 Bonus Amount	5.7(d)
Acceptable Confidentiality Agreement	5.4(a)
Acquisition Proposal	5.4(h)(i)
Acquisition Transaction	5.4(h)(ii), 7.3(c) and 7.3(d)
Action	5.11(b)
affiliate	8.15(a)(i)
Agreement	Preamble
Antitrust Law	8.15(a)(ii)
Assumed Performance Unit Award	5.6(c)
Balance Sheet Date	3.6
Benefit Plans	5.7(b)
Book-Entry Units	2.2
business day	8.15(a)(iii)
Cash-to-Equity Plan	5.6(f)
Certificate	2.2
Certificate of Merger	1.3
Change of Recommendation	5.4(d)
Class A Merger Consideration	2.1(b)
Closing	1.2
Closing Date	1.2
Code	2.5
Common Conversion Election	2.1(g)(i)
Common Unit Merger Consideration	2.1(a)
Confidentiality Agreement	5.3(b)
Contract	3.20(a)
control	8.15(a)(i)
Consent Solicitation	5.23
Conversion Ratio	8.15(a)(iv)
Covenant Extension Date	7.1(b)(i)
Crestwood Midstream	5.18
Delaware LLC Act	1.1
Delaware LP Act	1.1
Effective Time	1.3
Election	2.1(g)(i)
Election Deadline	2.1(g)(iii)
Election Form	2.1(g)(i)
Election Form Record Date	2.1(g)(i)

Defined Term	Section
Emergency	8.15(a)(v)
End Date	7.1(b)
Energy Transfer Preferred Units	8.15(a)(vi)
ERISA	3.9(d)
ERISA Affiliate	3.9(a)
ERISA Effective Date	5.7(c)
EUPP	3.2(b)
Exchange Act	3.3(b)
Exchange Agency Agreement	2.4(a)
Exchange Agent	2.4(a)
Exchange Fund	2.4(a)
Exchange Ratio	2.1(a)
Excluded Benefits	5.7(a)
Excluded Units	2.1(e)
Existing Partnership Agreement	8.15(a)(vii)
Export Control and Economic Sanctions Laws	3.24(b)
FCC	3.13(b)
FCPA	3.7(c)
FERC	3.13(a)
Form S-4	3.12
GAAP	3.4(b)
Governmental Entity	2.4(f)
Hazardous Materials	3.8(b)(ii)
HSR Act	3.3(b)
ICA	3.13(b)
Indemnified Party	5.11(a)
Intended Tax Treatment	5.14(a)
Intervening Event	5.4(h)(iii)
IT Assets	3.16(c)
Jackalope	5.18
knowledge	8.15(a)(viii)
Law or Laws	3.7(a)
Lien	3.2(e)
Mailing Date	2.1(g)(i)
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble
New Plans	5.7(b)
NGA	3.13(a)
NGPA	3.13(a)
Niobrara	8.15(a)(ix)
Niobrara LLC Agreement	8.15(a)(x)
NYSE	3.3(b)
Offer to Purchase	5.23
Old Plans	5.7(b)

Defined Term	Section
Parent	Preamble
Parent Approvals	4.3(b)
Parent Certificate of Limited Partnership	4.1(c)
Parent Class A Units	4.2(a)
Parent Class B Units	4.2(a)
Parent Common Units	2.1(a)
Parent Disclosure Schedule	Preamble to Article IV
Parent Equity Plans	4.2(a)
Parent GP	Recitals
Parent GP Board	4.3(a)
Parent GP Interest	4.2(a)
Parent Material Adverse Effect	4.1(b)
Parent Organizational Documents	4.1(c)
Parent Partnership Agreement	4.1(c)
Parent Permits	4.7(b)
Parent Permitted Lien	4.2(h)
Parent SEC Documents	4.4(a)
Parent Tax Certificate	5.14(c)
Parent Units	8.15(a)(xi)
Partnership	Preamble
Partnership 2023/2024 Forecast	5.1(b)(E)
Partnership 401(k) Plan	5.7(c)
Partnership AIP	5.7(d)
Partnership Approvals	3.3(b)
Partnership Benefit Plans	3.9(a)
Partnership Breakup Fee	8.15(a)(xii)
Partnership Certificate of Limited Partnership	3.1(c)
Partnership Class A Units	2.1(b)
Partnership Common Unit	3.2(a)
Partnership Credit Agreement	8.15(a)(xiii)
Partnership Disclosure Schedule	Preamble to Article III
Partnership Distribution PIK Units	8.15(a)(xiv)
Partnership Employee	3.15(a)
Partnership Equity Award	8.15(a)(xv)
Partnership Equity Awards Capitalization Table	3.2(b)
Partnership Equity Plan	8.15(a)(xvi)
Partnership GP	Recitals
Partnership Indebtedness	8.15(a)(xvii)
Partnership Intellectual Property	3.16(a)
Partnership Leased Real Property	3.17(a)
Partnership LTIPs	8.15(a)(xviii)
Partnership Material Adverse Effect	3.1(b)
Partnership Material Contracts	3.20(a)
Partnership Organizational Documents	3.1(c)
Partnership Owned Real Property	3.17(a)

Defined Term	Section
Partnership Performance Assumption	8.15(a)(xix)
Partnership Performance Unit	8.15(a)(xx)
Partnership Permits	3.7(b)
Partnership Permitted Lien	3.2(f)
Partnership Preferred Unit	2.1(b)
Partnership Leased Real Property	3.17(a)
Partnership Real Property	3.17(a)
Partnership Real Property Leases	3.17(a)
Partnership Owned Real Property	3.17(a)
Partnership Recommendation	3.3(a)
Partnership Restricted Unit	8.15(a)(xxi)
Partnership SEC Documents	3.4(a)
Partnership Tax Certificate	5.14(c)
Partnership Unitholder Approval	3.3(a)
Partnership Unitholders’ Meeting	5.5(b)
Partnership Units	2.1(b)
Payoff Letter	5.17
Permitted Encumbrances	3.17(a)
person	8.15(a)(xxii)
Pre-2023 Partnership Performance Unit	5.6(b)
Pre-2023 Partnership Restricted Unit	5.6(a)
Preferred Consideration	2.1(c)
Proxy Statement/Prospectus	3.12
PUHCA	3.13(a)
Purchase Period	5.6(d)
Redemption Election	2.1(g)(i)
Regular Distribution	2.2
Regulatory Law	8.15(a)(xxiii)
Releasor	8.1
Remedies Exceptions	3.17(a)
Remedy Threshold	8.15(a)(xxiii)
Representatives	5.3(a)
Required Tax Opinions	5.14(c)
Rights-of-Way	3.2(g)
Sanctioned Jurisdiction	3.24(b)
Sanctioned Party	3.24(b)
Sarbanes-Oxley Act	3.5
SDN List	3.24(b)
SEC	3.4(a)
Securities Act	3.3(b)
Special Distribution	8.15(a)(xxiv)
SSI List	3.24(b)
Subsidiary	8.15(a)(xxv)
Substantially Equivalent Unit Election	2.1(g)(i)
Substantially Equivalent Units	2.1(b)

Defined Term	Section
Superior Offer	5.4(h)(iv)
Surviving Entity	1.1
Systems	3.8(b)(iii)
Tax or Taxes	8.15(a)(xxvi)
Tax Return	8.15(a)(xxvii)
Termination Date	5.1(a)
Treasury Regulations	8.15(a)(xxviii)
under common control with	8.15(a)(i)
Unit Issuance	4.3(a)
WARN Act	3.15(b)
Willful Breach	8.15(a)(xxix)

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ENERGY TRANSFER LP

By:	LE GP, LLC, its general partner

By:	/s/ Thomas E. Long
Name: Thomas E. Long
Title: Co-Chief Executive Officer

SOLELY FOR PURPOSES OF SECTION 2.1(A), SECTION 2.1(B), SECTION 2.1(C) AND SECTION 5.21

LE GP, LLC

By:	/s/ Thomas E. Long
Name: Thomas E. Long
Title: Co-Chief Executive Officer

PACHYDERM MERGER SUB LLC

By:	/s/ Thomas E. Long
Name: Thomas E. Long
Title: Co-Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

CRESTWOOD EQUITY PARTNERS LP

By:	Crestwood Equity GP, LLC, its general partner

By:	/s/ William H. Moore
	Name:	William H. Moore
	Title:	Executive Vice President, Corporate Strategy

[Signature Page to Agreement and Plan of Merger]